

The mind never stops growing.

Martek

Annual Report 2005

FRONT COVER:

Research continues to demonstrate the need for DHA Omega-3 beyond infancy. Studies have shown that a toddler's brain goes through significant developmental changes through age 6 [1-4] and the need for DHA doesn't stop there. Several recent studies suggest a positive correlation between the consumption of DHA and the reduced risk of age related neurological disorders, such as Alzheimer's and dementia.[5-9] And, according to a national survey sponsored by Martek, memory loss caused by such disorders was the number one health fear of people 55 and older. This presents a tremendous opportunity for Martek and Martek DHA™ as there are over 60 million Americans in this age group. While we have built our success on the importance of DHA in infant development, we feel that our future growth and success will be driven by DHA fortified foods and supplements targeted towards people throughout their lifecycle.

Martek DHA™

Supporting growing minds through every stage of life.

Footnotes:

[1] Uauy, R, Hoffman, DR, Peirano, P, Birch, DG, Birch, EE. Essential fatty acids in visual and brain development. Lipids, 2001. 36:885-95.

[2] Bazan, NG, Rodriguez de Turco, EB, Gordon, WC. Pathways for the uptake and conservation of docosahexaenoic acid in photoreceptors and synapses: biochemical and autoradiographic studies. Can J Physiol Pharmacol, 1993. 71:690-8.

[3] Salem, N, Jr., Litman, B, Kim, HY, Gawrisch, K. Mechanisms of action of docosahexaenoic acid in the nervous system. Lipids, 2001. 36:945-59.

[4] Martinez, M. Tissue levels of polyunsaturated fatty acids during early human development. J Pediatr, 1992. 120:S129-38.

[5] Maclean, CH, Issa, AM, Newberry, SJ, et al. Effects of omega-3 fatty acids on cognitive function with aging, dementia, and neurological diseases. Evid Rep Technol Assess (Summ), 2005. 1-3.

[6] Lim, GP, Calon, F, Morihara, T, Yang, F, Teter, B, Ubeda, O, Salem, N, Jr., Frautschy, SA, Cole, GM. A diet enriched with the omega-3 fatty acid docosahexaenoic acid reduces amyloid burden in an aged Alzheimer mouse model. J Neurosci, 2005. 25(13).

[7] Hashimoto, M, Tanabe, Y, Fujii, Y, Kikuta, T, Shibata, H, Shido, O. Chronic administration of docosahexaenoic acid ameliorates the impairment of spatial cognition learning ability in amyloid beta-infused rats. J Nutr, 2005. 135:549-555.

[8] Lukiw, WJ, Cui, JG, Marcheselli, VL, Bodker, M, Botkjaer, A, Gotlinger, K, Serhan, CN, Bazan, NG. A role for docosahexaenoic acid–derived neuroprotectin D1 in neural cell survival and Alzheimer disease. J. Clin. Invest, 2005. 115: 2774 - 2783.

[9] Florent, S, Malaplate-Armand, C, Youssef, I, Kriem, B, Koziel, V, Escanye, MC, Fifre, A, Sponne, I, Leininger-Muller, B, Olivier, JL, Pillot, T, Oster, T. Docosahexaenoic acid prevents neuronal apoptosis induced by soluble amyloid-beta oligomers. J Neurochem, 2006. 96(2):385-395. Epub 2005.

LETTER TO STOCKHOLDERS

February 2006

Dear Martek Stockholder,

What a year 2005 was. To quote Dickens in his A Tale of Two Cities, "It was the best of times; it was the worst of times…." During the year, as I watched the fundamentals and the internal progress of the company, I felt great. On the other hand, as I watched the stock price from the spring on, I felt awful. As most of you know, sales growth slowed in fiscal year 2005 ("05" or "the year") to 18% from 60% in 04 as a result of a slowdown in sales to infant formula companies. Many investors then became pessimistic about Martek's future earnings and growth prospects, and the company's stock price fell by more than 50% during the year. While I appreciate their concern as a significant Martek stockholder myself, I believe that their pessimism was an overreaction to a short term issue.

Here's why I remain an optimist. Growth in infant formula sales slowed in the 2nd and 3rd quarter ("Q2 & Q3") when certain customers used up excess inventories accumulated as a cushion when Martek's supplies had been limited. (I believe that this was done slowly and carefully by them on a unilateral basis.) Sales to infant formula companies, however, picked up again in Q4 and are expected to continue to increase in 06. While formula supplemented with Martek's DHA and ARA makes up almost 80% of the U.S. market, internationally this figure is much lower, less than 25%, so there is still plenty of room to grow.

More generally, I believe there are other important reasons why Martek's growth should continue. First, because of 05's production expansion and increased productivity, supply should no longer limit meeting demand either for infant formula or food customers over the next several years. Second, during the year, more evidence of DHA's multiple health benefits throughout life emerged, making an increasingly convincing case for higher dietary DHA intake. Third, an agreement with a large food company, as well as interest from numerous other large food and beverage companies, strongly encouraged me of the potential for *Martek DHA*'s wide-scale inclusion in food and beverage products. Fourth, 05's progress in producing a better form of DHA at a lower cost, made *Martek DHA* both more affordable and more acceptable for food formulation. Fifth, the company had success in defending its intellectual property in Europe in 05, putting Martek's competitors on notice there and elsewhere of its patent strength and its intent to defend vigorously its intellectual-property portfolio. Lastly, with board and management additions, Martek is ready to take on the food world.

I am also optimistic about the company's future for several financial reasons. First, Martek is transitioning from a cash user to a cash generator. In 06 Martek, for the first time, should generate a modest cash inflow from operations before capital expenditures and, possibly, a small amount after capital expenditures. Cash generation the following year in 07 should be significant. Second, Martek can dramatically increase sales without the need for additional capital. In 04 and 05, the company along with DSM, Martek's arachidonic acid ("ARA") supplier, put in place the bulk of the capital equipment to support sales in excess of $500 million ("M"). For these two reasons, you, as one of the holders of approximately 32M shares outstanding, should face little or no dilution of future per share earnings. Third, Martek is now poised to realize high profits on each additional dollar of DHA sales it makes in the future. Since the sales, administrative and R&D costs of running Martek are covered already by current sales, the extra cost of making additional DHA, largely related to the use of glucose (a type of sugar, primarily from corn), energy and a few additional employees, is small. Increasing future sales, therefore, mathematically should lead to a proportionately greater increase in earnings per share. Lastly, the significant growth potential of DHA and the prospects of certain R&D projects (described below) should maintain a high per share earnings multiple.

All of these factors above, coupled with a relative limited number of outstanding shares, give me confidence when I consider the future value of Martek's stock price. Now I would like to review last year in more detail. Last year's major accomplishment was the completion of construction and qualification of substantially all newly installed equipment at the company's Kingstree, SC facility. Production is now robust. Not only does all the equipment work efficiently, but redundancies have been developed for almost all of the production processes. I breathe easier now compared to a year ago when I consider the various alternatives in place for all phases of production for both DHA and ARA. Productivity also increased dramatically during the year both in fermentation as well as downstream processing, leading to lower DHA production costs for infant formula and food applications. ARA costs, however, were not significantly reduced for most of the year because of start-up problems at a contractor's U.S. plant. Fortunately, these problems were resolved in Q4. Because of this expansion and increased efficiency, Martek was able to begin building a finished goods inventory of ARA for the first time in the second half of the year. By year end, the company could assure its infant formula customers and potential food company customers of production capacity adequate to support their future needs.

In addition to capacity, Martek could also assure it customers of reliability through redundancy. Two independent, redundant production plants have been a major company goal. A serious obstacle to this goal was the limited space at the company's Winchester, KY facility and the impact of this on its potential to expand. The purchases of two adjacent land parcels during the year now provide that facility with plenty of room to grow. Martek can now give comfort to its customers of a reliable supply with two independent production sites at Kingstree (550 acres) and Winchester (35 acres), each of which can produce all products and are capable of significant future expansion. Also, pilot plant capacity for both fermentation and downstream processes were completed. Pilot plants are small scale replicas of large production equipment. Martek, for the first time, can scale-up new processes much more efficiently as well as increase its ability to improve existing practices and processes. Lastly, an advanced state-of-the-art information system was installed that incorporates a multitude of sensors that monitor 24 hours a day, 7 days a week, the production equipment and status of the company's manufacturing activities. This system also standardized activities between both production facilities and organized all of the information in a meaningful way for effective operations management. Future efficiency and earnings should be enhanced because of this system.

Evidence of DHA's lifelong benefit to humans is a cornerstone of Martek's effort to bring its DHA into wide-scale use. Similar to past years, such evidence continued to grow during the year, especially for maintenance of brain function and brain development. Leading scientists continued to advance their understanding of how DHA functions in the brain and published their findings in peer reviewed articles in medical and scientific journals. Also, study results continued to support DHA's cardiovascular benefits. These studies indicated that DHA mildly increased high density (the good) cholesterol and lowered triglycerides. In addition, DHA seemed to have a positive effect in increasing the particle size of low density (the bad) cholesterol, a variable recently found to have an important effect on cardiovascular health. I believe that these publications and studies have contributed to more scientific acceptance of DHA's multiple health benefits.

Sales and marketing activity in 05 focused on introducing DHA into foods and beverages. Martek's approach has emphasized DHA's role in brain development and maintenance, consistent with increasing scientific evidence of DHA's role in the brain and its success in infant formula. DHA is the only omega-3 fatty acid that is a major constituent of brain cells - not EPA from fish/ fish oil or alpha linolenic acid, ALA, from plant sources. For business reasons, Martek has focused primarily on the importance of DHA for optimal brain and eye function instead of cardiovascular health because of the already overcrowded field for "heart healthy" claims in food. The company's marketing group concluded that DHA's contribution to cardiovascular health would be difficult for consumers to distinguish because of the "noise" of numerous other claims/ingredients, whether omega-3 or oats or products that advertise an absence of trans fats or cholesterol. DHA's role in brain health and development therefore was emphasized to differentiate and maximize *Martek DHA*'s future success.

Martek concentrated on large companies with successful branded products which showed: (1) a willingness to accept *Martek DHA* as a trademark on their packaging, (2) acceptance of a significant promotional effort and (3) agreement to a long term supply arrangement. I believe these three items will optimize future success for inclusion of *Martek DHA* in foods and beverages. Branding a high quality vegetarian DHA is a basic building block of the company's approach to broad food usage. Brand recognition of DHA that is contaminant free, vegetarian and universal should maximize Martek's competitive DHA advantage. Strong DHA promotion is also critical because the public, at large, is generally unaware of DHA's health benefits. Significant education will be required before DHA's widespread usage in foods and beverages is accomplished. Long-term supply agreements are important for efficient future capital and production planning for Martek and provide a reliable source of supply for the food and beverage companies. In Q2 of 05, a large food company and Martek entered into an agreement incorporating the three principles described above. While no additional major agreements were signed in 05, progress was made with numerous other large food and beverage companies on similar arrangements to the one mentioned above.

Based on 05's progress, I expect that other agreements will be signed in 06, and major branded foods and beverages incorporating *Martek DHA* will be introduced in 06/07. *Martek DHA* has an attraction for companies with widespread brands because it is safe and compatible with dietary laws and practices worldwide. Real and perceived contamination problems associated with fish based DHA are avoided. *Martek DHA* is kosher, halal and vegetarian. It is a universal product. There are no reasons throughout the world from a consumer dietary standpoint not to buy it. Lastly, Martek's progress in quality and cost reduction should largely eliminate future cost objections to *Martek DHA*.

Despite all of the advantages of *Martek DHA*, I realize that fish oil based DHA will continue to be incorporated into foods and beverages. However, because of the advantages described above, I believe Martek will get more than its fair share of a potentially enormous market. The future worldwide food and beverage opportunity for *Martek DHA* should be a lucrative one.

I also believe that the infant formula market for Martek's DHA/ARA (DHA and ARA are both in human breast milk) will continue to expand, but the rate of future expansion will be difficult to predict accurately. Expansion will largely come from the increased incorporation of DHA/ARA in non U.S. infant formula around the world. However, the timing of international introductions and the levels of DHA/ARA to be used in the overseas infant formula are still uncertain. In the long run, I have faith that parents around the world will demand DHA/ARA fortified infant formula. They will seek the same advantages that U.S. parents have in regard to the benefits of DHA/ARA for their baby's brain and eye development. Martek is making an extensive effort to convince overseas infant formula companies to include DHA/ARA in their formulas to match the success achieved in the U.S.

Last year's sales to pregnant and nursing women started in the U.S. at the beginning of the year, albeit at a small base, but grew slowly throughout the year in both over-the-counter and prescription products. I would expect this area to realize steady growth for many years to come. My hopes are for *Martek DHA* to become a dominant pre- and post-natal product (a new pre- and post-natal vitamin) for large numbers of women around the world.

Martek's research and development activities made excellent progress during the year. The D of R&D increased fermentation and downstream processing yields for DHA, materially reducing production costs for food and infant formula DHA. Development also produced a new higher quality, lower cost form of

DHA, providing a more stable, bland DHA for easier food inclusion at a cost much more competitive with fish oil derived DHA. A patent was filed on this new DHA form which, if granted, would provide protection until 2025. In addition, work also began on an even better and less expensive form of DHA which also should be patentable. Development of this new product should be complete in 07/08. To support increased food formulation activities, people, space and equipment were added for this effort at the company's Boulder, CO facility. This should pay dividends for the food sales effort in 06/07.

The R of R&D led to a possibly exciting new family of anti-inflammatory compounds. Inflammation is now widely believed to be linked to a host of diseases and health issues, and the withdrawal last year of leading anti-inflammatory compounds because of side-effects has created a strong need for replacements. Early work with animal models showed strong anti-inflammatory efficacy. This result coupled with recent evidence that side effects may be mild to non-existent caused a great deal of excitement at the company for a possible new algal based anti-inflammatory compound. A comprehensive patent was filed on these compounds. In another project, early work also began on determining if algae can be used as a much less expensive alternative to mammalian cell culture in the production of human proteins. This project addresses an estimated $25 billion market for such proteins.

With respect to its intellectual property, Martek had a busy and successful year, from both an offensive and defensive perspective. It filed twenty-three patent applications that covered new compounds, production process improvements and product improvements. The company was granted eleven new patents worldwide in 05. Currently, Martek has 603 pending and issued patents worldwide (307 issued and 296 pending). Martek aggressively defended its patents in five opposition proceedings at the European Patent Office. Four of those proceedings had successful results which were critical for protecting Martek's products in Europe. In the one case with an adverse result, the affected patent will remain in effect while Martek pursues an appeal from the decision. The company is also pursuing two DHA patent infringement actions – one in the U.S. and one in the European Union. In the EU case, a preliminary hearing in April 2005 appeared to be favorable. Discovery in the U.S. case, which is now scheduled to go to trial in October 2006, was active during the year.

Finally, I want to comment on Martek's 05 financial activities and its current financial position. Despite the slowdown in growth, the company made pretax profits of $24M which helped finance expansion activities and build inventory. As you are aware, the company raised $81M in capital in Q1 and another $19M from exercise of stock options during the year. This capital allowed Martek to complete its expansion activities in its Kingstree facility and minimized incurring additional debt. Also, the company expanded its bank line by $50M to provide a cash cushion to take advantage of future opportunities or deal with possible future problems. At the end of the year, Martek was in a strong financial position. It had $33M in cash and cash equivalents, and $52M in funds available from its bank line of credit. More importantly, with construction complete, it will be looking forward to generating cash from operations in 06, a new Martek financial milestone. As I write this letter, the prospects for much greater cash generation in 07 are bright. So the company is profitable, has plenty of cash and should be generating a lot more cash in the next two years. But most importantly, Martek is poised to realize high marginal pretax profits on future sales above the $175-200M level. If these sales occur, Martek should become ever more profitable.

One of the last items that I want to cover is management succession and changes in the board of directors during the past year. As you know, Jules Blake and Dr. Ann Johnson retired from the board at last year's stockholder meeting. Jules had been a board member for 15 years and Ann, 10 years. Rich Radmer and Gordon Macklin will be retiring at the 06 stockholder meeting. Rich was a founder of the company in 1985. Without him, Martek would probably not exist. Gordon was a great friend of Martek before he joined the board in 1998, playing an instrumental role in many of Martek's past financings, especially its initial public offering. All four of these directors were instrumental in taking Martek from a small R&D group to today's status of a fully integrated, profitable public company. Jerry Keller, senior vice president of sales and marketing, retired at the age of 63 at the end of FY05 and joined the board of directors. Jerry oversaw the tremendous growth in sales during his eight year tenure at Martek, and his contribution to the company was essential to its great leap forward. Polly Kawalek recently joined the board after completing a highly successful career in the food industry. Most recently, Polly was President of Quaker Foods and played a significant role in its success. She brings to Martek expertise and oversight in the food industry that will be critical to Martek's future success.

On the management side, several changes took place. First, I announced my retirement as Chief Executive Officer effective June 30, 2006. I plan to retain my position as Chairman at the pleasure of the board. Steve Dubin, President, will take over as CEO effective on my retirement. I believe that the company will be in great hands with Steve at the helm. I can bear witness to Steve's abilities as we have worked together in different capacities since 1983. Steve is an old hand with Martek having been CFO, General Counsel and head of business development before becoming its President. As President, he has had responsibility for operations, R&D and corporate development. He knows every nook and cranny of the company, having been associated with Martek in some capacity for 20 years. Most importantly, I know Steve as a builder, and I am confident that he can make Martek a much bigger and more profitable company in the future. Peter Nitze joined Martek in Q4 as Chief Operating Officer and is responsible for operations and R&D. Steve and I both have known Peter professionally for many years and can vouch for his capabilities and leadership as the best for the job. David Abramson assumed responsibility in Q1 06 for sales and marketing in addition to his current responsibilities as head of corporate development. David has been with Martek for over two years and his extensive experience in the food business should serve the company well in meeting its future sales objectives. Pete Buzy assumed responsibility for Human Resources in Q1 06 in addition to his Chief Financial Officer responsibilities. With these changes, I believe succession will be a smooth one. This process has been quietly in the works for the past two years.

This CEO letter to you, thus, is my last. I am extremely proud of Martek's success and accomplishments. Over the past 18 years I have seen the company grow from a tiny R&D company to one that has succeeded financially by helping optimize brain and eye development for millions of babies around the world. I also have seen R&D development of some truly exciting products that have the potential to provide major health benefits to millions of people.

I close my last CEO's letter by being an optimist, believing the worst is behind Martek and the best is in front of it. I continue to believe that *Martek DHA* and other opportunities remain enormous. The company should begin to realize them in 06, 07 and 08. When the sales come, Martek's strong financial position and its production potential should produce great financial results. Most importantly, I believe that because of *Martek DHA*, people around the world will be healthier in both body and mind.

Sincerely,

Henry (Pete) Linsert Jr.
Chairman & CEO

OVERVIEW

Martek Biosciences Corporation ("Martek", "we", or the "Company") develops, manufactures and sells naturally produced products derived from microalgae, fungi and other microbes. We have pioneered the commercial development of high value products and product candidates consisting of nutritional products and fluorescent detection products.

NUTRITIONAL PRODUCTS

We have developed production methods and intellectual property for two important fatty acids. These fatty acids are docosahexaenoic acid, commonly known as DHA, and arachidonic acid, commonly known as ARA. We sell oils containing these fatty acids as DHASCO®, Martek DHA™ and ARASCO®. We derive DHA from microalgae and ARA from fungi, using proprietary processes. Cell membranes throughout the body contain these fatty acids, and they are particularly concentrated in the brain, central nervous system, retina and heart. DHA and ARA consumption may benefit brain and eye development in newborns and infants, and DHA may also promote neurological and cardiovascular health throughout life. We are targeting the infant formula market, the dietary supplement market, and the food and beverage market for sales of our nutritional oils.

An adult may obtain DHA via a limited number of foods such as fish, eggs or organ meats. ARA may be obtained from foods such as red meats, fish and eggs. A pregnant mother passes DHA and ARA through the placenta to the fetus and a lactating mother passes DHA and ARA to an infant through breast milk. Several international scientific and health agencies have made recommendations for DHA and ARA consumption for infants and for DHA intake for pregnant and nursing women. While there are currently no universally recognized guidelines for daily consumption of DHA by adults, a workshop sponsored by various groups, including the National Institutes of Health, recommended that adults consume at least 220 mg of DHA daily. In addition, the Institute of Medicine in its 2005 report of Recommended Dietary Intakes has suggested that an appropriate level of DHA intake is 160 mg of DHA per day. The U.S. Department of Health and Human Services indicated that dietary consumption of DHA is well below these levels. We believe that this possible dietary deficiency will result in an increase in demand for DHA-supplemented products. Recommendations for ARA consumption by adults have not been established.

Investigators at the National Institutes of Health and other research centers have observed a relationship between low levels of DHA and a variety of health risks, including increased cardiovascular problems, Alzheimer's disease and dementia as well as neurological and visual disorders. We sponsor and participate with others in research to determine the benefit of DHA supplementation on cardiovascular health, Alzheimer's disease and dementia. Additionally, there are ongoing studies on the benefits of DHA supplementation during pregnancy and nursing to assess the visual and neurological impact on both mother and child.

In May 2001, the Food and Drug Administration ("FDA") completed a favorable review of our generally recognized as safe ("GRAS") notification for the use of our DHASCO® and ARASCO® oil blend in specified ratios in infant formulas. Since the first product introduction in February 2002, supplemented infant formulas manufactured by four of our licensees have been sold in the United States: Mead Johnson Nutritionals under the Enfamil®LIPIL® brand; the Ross Products Division of Abbott Laboratories under its Similac® ADVANCE® brand; Nestle under its Good Start® Supreme DHA & ARA and NAN® DHA & ARA brands; and PBM Products Inc. under the brand Bright Beginnings™ and under private label brands, including Wal-Mart Parent's Choice®. These supplemented infant formulas include term, pre-term, soy-based, specialty and toddler products.

We have entered into license agreements with 21 infant formula manufacturers, who collectively represent approximately 70% of the estimated $8.5 to $9.5 billion worldwide wholesale market for infant formula and nearly 100% of the estimated $3.0 to $3.5 billion U.S. wholesale market for infant formula, including the wholesale value of Women, Infant & Children program ("WIC") rebates. WIC is a state-administered, federally funded program for low-income, nutritionally at-risk women, infants and children. Our licensees include infant formula market leaders Mead Johnson Nutritionals, Nestle, Abbott Laboratories, Wyeth and Royal Numico, each of whom is selling infant formula fortified with our nutritional oils. Our licensees are now selling term infant formula products containing our oils collectively in over 30 countries and pre-term infant formula products containing our oils collectively in over 60 countries around the world. Pre-term infant formula products comprise less than 5% of the total infant formula market worldwide. Adult supplements containing our nutritional oils are being sold in the United States and to a lesser degree in certain European markets. In addition, certain licensees are selling products in the United States and abroad that contain our nutritional oils and target the markets for children ages nine months to two years as well as pregnant and nursing women.

In April 2002, we purchased OmegaTech, Inc. ("OmegaTech" or "Martek Boulder"), a low-cost algal DHA producer located in Boulder, Colorado. OmegaTech had been in the fermentable DHA business since 1987, and had accumulated over 100 issued and pending patents protecting its DHA technology, which we refer to as DHA-S, as the DHA is derived from a different alga strain than our DHA authorized for addition to infant formula. In June 2002, the Australia New Zealand Food Authority authorized the use of DHA-S oil for use as a Novel Food ingredient in Australia and New Zealand. In June 2003, the European Commission authorized the use of our DHA-S oil and declared that our DHA-S oil may be sold in the European Community as a Novel Food ingredient. This Novel Food designation authorizes the use of our DHA-S as an ingredient in certain foods such as certain dairy products, including cheese and yogurt (but not milk-based drinks), spreads and dressings, breakfast cereals, food supplements and dietary foods for special medical purposes in the European Community. In February 2004, the FDA completed a favorable review of our GRAS notification for the use of DHA-S in food and beverage applications. We are currently selling DHA-S products into the dietary supplements, food and beverage and animal feed markets domestically and internationally.

CONTRACT MANUFACTURING

We provide certain contract manufacturing services at our Kingstree, South Carolina facility. The facility's large fermentation capacity and numerous types of recovery equipment allow us to customize production processes for our customers and produce at significant volumes. Our contract manufacturing services are particularly well-suited for the contracted production of enzymes, specialty chemicals, vitamins and agricultural specialty products. We assumed these services in the acquisition of FermPro Manufacturing, LP ("FermPro") in September 2003.

FLUORESCENT DETECTION PRODUCTS

We have also developed fluorescent detection products from microalgae that connect fluorescent algal proteins to antibodies. Because the compound itself cannot be seen, the connected antibodies (with their algal fluors) then attach to a compound of interest to tag or mark that compound. Compound detection is then made or not made based on whether the fluor is seen. These products have potential applications in automated biological screening to find new compounds or reduce drug discovery time. Our products bring greater speed, sensitivity and simplicity to existing tests and applications.

PRODUCTS AND PRODUCT CANDIDATES

NUTRITIONAL OILS

Infant Formula Applications

Certain microalgae and fungi produce large quantities of oils and fats containing long-chain polyunsaturated fatty acids, known as PUFAs that are important to human nutrition and health. We have identified strains of microalgae that produce oils rich in DHA and have developed the means to grow them by fermentation. In addition, we have isolated and cultured a strain of fungus that produces large amounts of ARA.

DHA is the predominant omega-3 fatty acid in the brain and retina of the eye and is a key component of heart tissue in humans and other mammals. Both DHA and ARA are important for infant brain and eye development which occurs primarily in the last trimester in-utero, and continues throughout the first few years of life. During pregnancy, DHA and ARA are actively transported from the mother to the fetus via the placenta. Following birth, the infant receives these fatty acids from either breast milk (which always contains DHA and ARA) or infant formula supplemented with DHA and ARA. All humans, including infants, can synthesize DHA from a precursor fatty acid, ALA. However, the synthesis of DHA from ALA is inefficient and inconsistent. With DHA supplemented infant formula, formula-fed infants have blood and tissue levels of DHA that are similar to those of breastfed infants. DHA and ARA supplementation is especially important for premature infants who failed to complete the last trimester of pregnancy in utero. Studies of infant formulas containing our oils show that blood and tissue levels of DHA and ARA in formula-fed infants equal that of breastfed infants. DHA and ARA were added to U.S. infant formulas beginning in 2002, and Martek's DHA and ARA continue to be the only DHA and ARA allowed in infant formula in the U.S.

In other countries, fish oils can be used for DHA supplementation in infant formula. However, we believe that for a number of reasons our DHA oil is more desirable for infant formula applications than fish oil or other sources of DHA. Our oils are derived from a vegetarian source and grown under tightly controlled conditions and, therefore, our oils do not contain contaminants such as methylmercury, polychlorinated biphenyls ("PCBs") and dioxins that may be found in fish oil. Our oils also do not contain certain other fatty acids in significant quantities such as eicosapentaenoic acid ("EPA"), which may not be appropriate for consumption by infants. Additionally, our DHA and ARA oils are in an easily digestible triglyceride form similar to that found in breast milk and have higher oxidative stability and longer shelf life than fish oil. A recent study on premature infants conducted by Dr. M. T. Clandinin and others published in 2005 in *The Journal of Pediatrics* directly compared infant formula supplemented with Martek oils to a formula supplemented with fish oil DHA and fungal ARA. The results showed, among other things, that the formula supplemented with Martek's nutritional oils was superior to the formula supplemented with other sources of DHA and ARA and supported growth most similar to that of breastfed infants at 18 months of age.

Although not all experts agree on the importance of DHA and ARA oils in the infant diet, the following are examples of recent studies that have shown a positive effect by including DHA and ARA in the infant diet:

- A study conducted by Dr. S. Hart and others published in 2005 in the *Journal of Pediatric Psychology* revealed a positive correlation between DHA levels in breast milk and newborn neurobehavioral function. The study analyzed the DHA content of breast milk collected from 20 breastfeeding mothers nine days after delivery. At the same time, their infants were tested for neurobehavioral functioning using the Brazelton Neonatal Behavioral Assessment Scale (NBAS), a commonly used behavioral test. Analysis revealed a positive correlation between DHA levels in the mother's breast milk and the child's NBAS score.

- A study conducted by Dr. E. Birch and others published in 2005 in the *American Journal of Clinical Nutrition* found that DHA and ARA supplementation of term infant formula during the first year of life resulted in improved visual function in 12-month old infants compared to those without supplementation.

- A summary of four randomized control trials conducted by Dr. S. Morale and others published in 2005 in *Early Human Development* showed a continued benefit to visual development as the result of DHA and ARA supplementation in formula-fed infants throughout the first year of life.

- A study conducted by Dr. D. Hoffman and others published in the June 2003 issue of *The Journal of Pediatrics* reported that infants who were breast-fed from birth to between four and six months of age and then weaned onto formula supplemented with DHA and ARA experienced significantly improved visual development at one year of age compared to infants who were breast-fed and then weaned onto formula without DHA and ARA.

- In November 2001, results were presented from a multi-center European study that showed sustained advantages for infants fed formula supplemented with DHA and ARA. At six years of age, children who had received a DHA and ARA supplemented formula for the first four months of life had significantly lower diastolic blood pressure, were significantly faster at making correct choices, and showed more efficient information processing than unsupplemented children. Some of the results of this study as conducted by Dr. J. S. Forsyth and others were published in 2003 in the *British Medical Journal.*

- A study conducted by Dr. E. Birch and others published in 2002 in the *American Journal of Clinical Nutrition* found that infants who were breast-fed for six weeks and then weaned to DHA and ARA supplemented infant formula had significantly better visual acuity at 17, 26 and 52 weeks of age and significantly better stereoacuity at 17 weeks of age than infants who were weaned to non-supplemented formula.

- Research conducted by Dr. E. Birch and others published in 2000 in *Developmental Medicine & Child Neurology* noted the results of a National Institutes of Health ("NIH")-sponsored study that showed a significant improvement in mental development in term infants given a commercially available infant formula supplemented with Martek DHA™ and ARA compared to infants fed the same formula, but without DHA and ARA. In the double-blind study, infants fed the diet supplemented with our oils showed, at 18 months of age, a mean increase of 7 points on the Mental Development Index ("MDI") of the Bayley Scales of Infant Development II. Researchers reported that "these data support a long-term cognitive advantage of infant dietary DHA supply during the first 4 months of life. The significant correlations...support the hypothesis that early dietary supply of DHA was a significant determinant of improved performance on the MDI."

DHA and ARA have been recognized as important in the infant diet and recommended for inclusion in infant formula by an expert panel of the United Nations Food and Agricultural Organization and the World Health Organization ("FAO/WHO"), a NIH and International Society for the Study of Fats and Lipids sponsored workshop, an expert panel sponsored by the Child Health Foundation, and the British Nutrition Foundation ("BNF").

Our infant formula licensees are now selling term infant formula products containing our oils collectively in over 30 countries and pre-term infant formula products containing our oils collectively in over 60 countries around the world. Pre-term infant formula products comprise less than 5% of the total infant formula market worldwide. Supplemented infant formulas manufactured by four of our licensees are currently being sold in the United States. Our sales of nutritional oils for infant formula were approximately $189.1 million, $161.3 million and $107.1 million in fiscal 2005, 2004 and 2003, respectively. Mead Johnson Nutritionals accounted for approximately 49%, 55% and 57% of our total product sales in fiscal 2005, 2004 and 2003, respectively. Abbott Laboratories accounted for approximately 17%, 16% and 16% of our total product sales in fiscal 2005, 2004 and 2003, respectively. Wyeth accounted for approximately 11%, 11% and 14% of our total product sales in fiscal 2005, 2004 and 2003, respectively. Nestle accounted for approximately 11% and 8% of our total product sales in fiscal 2005 and 2004, respectively. In addition, due to the success of fortified infant formula, several of our licensees are selling extension products beyond infant formula, which contain our oils and are targeted for children ages nine months to two years of age.

Applications for Pregnant and Nursing Women

DHA is transferred from the mother to the fetus during pregnancy and particularly during the last trimester. Following birth, the mother transfers DHA to her newborn through breast milk. Therefore, an adequate intake of DHA during pregnancy and nursing is thought to be important and many public health agencies such as the World Health Organization ("WHO") and International Society for the Study of Fatty Acids and Lipids ("ISSFAL") have made recommendations for DHA intake during the perinatal period. During the PeriLip meeting, a European Union supported Consensus Conference on "Dietary Fat Intake During the Perinatal Period" (September 2005, Germany), the following recommendation was made regarding DHA supplementation: "pregnant and lactating women should aim to achieve a dietary intake of n-3 LCPUFA [omega-3 long-chain polyunsaturated fatty acid] that supplies a DHA intake of at least 200 mg/day."

Supplementation of breastfeeding mothers with DHA has shown to increase the level of DHA found in breast milk. Studies show benefits for breastfed infants of DHA-supplemented mothers:

- A study conducted by Dr. C. Jensen and others published in 2005 in the *American Journal of Clinical Nutrition* noted that infants of mothers who supplemented with Martek DHA™ while breastfeeding had improved psychomotor skills at 2 ½ years of age. The study involved 227 breastfeeding mothers who were given a 200 mg capsule of Martek DHA™ or placebo daily for 4 months beginning 5 days after delivery and revealed that children of DHA-supplemented mothers scored significantly higher on the Bayley Psychomotor Development Index (PDI), when compared to the children of the non-supplemented breastfeeding mothers. The study also confirmed that DHA supplementation while breastfeeding effectively increases DHA levels in the mother's milk as it noted that the mothers supplemented with DHA had 75% more DHA in their breast milk than the control group and their infants had 35% higher DHA blood levels than the control group infants. This study was partially funded by Martek.

- A statistical analysis of many previously reported studies was conducted by Dr. J. Cohen and others. This analysis, published in 2005 in the *American Journal of Preventive Medicine*, described a risk/benefit associated with the prenatal intake of DHA on infant cognitive development. The analysis showed that an increase to maternal DHA intake yielded modest improvement in child IQ.

- A study conducted by Dr. I. Helland and others published in 2003 in *Pediatrics* found that mothers who supplemented their diet with fatty acids rich in DHA during pregnancy and nursing gave birth to children who scored higher on standardized intelligence and achievement tests at four years of age than those whose mothers supplemented with fatty acids that do not contain DHA. According to the study, data demonstrated that children born to mothers who had taken cod liver oil, which is rich in DHA and other omega-3 fatty acids, during pregnancy and nursing scored significantly higher (approximately 4.1 points) on the Mental Processing Composite of the K-ABC test as compared to children whose mothers had received corn oil.

- A study conducted by Dr. C. Smuts and others published in 2003 in *Obstetrics and Gynecology* found that expectant mothers at risk for pre-term birth, who increased their dietary intake of DHA during the last trimester of pregnancy through DHA enriched eggs, increased their length of gestation by six days compared to mothers who received regular eggs during late pregnancy. These researchers also published in the July/August 2004 issue of *Child Development* their study results showing that infants whose mothers had high DHA levels at birth had improved attention skills at 18 months of age.

Additional research is underway to further evaluate DHA supplementation during pregnancy and nursing. We are currently providing DHA supplements to several researchers who are evaluating potential benefits of maternal DHA supplementation during pregnancy and nursing on pregnancy outcomes and infant development.

Mead Johnson Nutritionals has begun selling a product in the United States, Expecta®LIPIL®, which contains our DHA oil and targets pregnant and nursing women. First Horizon Pharmaceutical® has recently launched a prescription prenatal supplement OptiNate™ containing Martek DHA™, Mission Pharmacal will soon launch a prescription prenatal supplement CITRACAL® Prenatal + DHA containing Martek DHA™ and Vincent Foods, LLC has begun offering Oh Mama! nutrition bars containing Martek DHA™, all of which also target pregnant and nursing women.

Cognitive Function, Cardiovascular Health and Other Human Applications

Investigators at universities around the world and at other research centers, such as NIH, have observed a relationship between low levels of DHA and a variety of health risks, including increased cardiovascular problems, Alzheimer's disease and dementia and various other neurological and visual disorders. We are currently trying to establish what contribution, if any, supplementation with our oils will make in addressing these problems. We, as well as others, are supporting studies to further investigate the potential benefit of DHA supplementation on cardiovascular health, and we, as well as others, are conducting research regarding the impact of DHA supplementation on certain visual and neurological disorders.

DHA and cognitive function– Discussed below are the findings of several published studies that highlight the benefits of DHA on the risk of Alzheimer's disease and age related dementia.

- Three recently published reports further support the potential neurological benefits of DHA.
  - A scientific review on DHA performed by Dr. J. Marszalek and Dr. H. Lodish published in 2005 in *Annual Review of Cell and Developmental Biology* suggests the significant role that DHA plays in the maintenance of normal neurological function.
  - The results of an in vitro study conducted by Dr. W. Lukiw and others published in 2005 in the *Journal of Clinical Investigation* suggest that DHA intake could benefit people with Alzheimer's disease by lowering the accumulation of amyloid-B peptides, which are associated with brain aging and Alzheimer's.
  - The results of an in vitro study conducted by Dr. S. Florent and others published in 2005 in the *Journal of Neurochemistry* notes that DHA enrichment likely induces changes in neuronal membrane properties that may assist in the prevention of Alzheimer's disease and other neurodegenerative diseases.

- In 2004, the results of an animal study conducted by the Dr. F. Calon and others and the UCLA School of Medicine and published in the journal *Neuron* noted the effects of Martek's DHA on the advancement of Alzheimer's disease in laboratory mice. The study found that a diet rich in DHA significantly lessened the memory loss and cell damage associated with Alzheimer's disease in laboratory mice. This laboratory has extended these findings during 2005 with additional data. In vitro research conducted by Dr. N. Bazan and published in 2005 in *Molecular Neurobiology* has detected a metabolite of DHA that appears to have a protective role in neural cell survival and Alzheimer's disease.

- In 2003, results from a study by Dr. E. J. Schaefer and others on a subset of subjects from the Framingham Study were published, suggesting that increasing DHA levels in the blood by eating more than two servings of fish per week was associated with up to a 48 percent reduction in the risk of dementia in elderly men and women. The reduction in the risk of dementia was not correlated with EPA consumption. The study conducted over a ten year period included 899 men and women with a mean age of 75.

- In 2003, the results of a study conducted by Dr. M.C. Morris and others published in the *Archives of Neurology* indicated that weekly consumption of fish and dietary intake of DHA, but not other omega-3 fatty acids, are associated with a reduced risk of Alzheimer's disease by up to 60 percent. The study examined whether fish consumption and the associated intakes of omega-3 fatty acids would afford a protective effect against Alzheimer's disease. A total of 815 subjects, aged 65 to 94, who were initially unaffected by Alzheimer's disease, participated in the study and were followed for an average of 3.9 years for the development of Alzheimer's disease. The study showed that in those individuals consuming the highest amounts of dietary DHA, the risk of developing Alzheimer's disease was reduced by up to 60 percent. The risk of developing Alzheimer's disease was not correlated with EPA consumption. Additional research is needed to evaluate the role, if any, of DHA in reducing the risk of developing these diseases.

In 2005, the Agency for Healthcare Research and Quality ("AHRQ") of the United States Department of Health and Human Services issued a report on the effects of omega-3 fatty acids on cognitive function with aging, dementia and neurological diseases. They stated "Total omega3 FA [omega-3 fatty acid] consumption and consumption of DHA (but not ALA or EPA) were associated with a significant reduction in the incidence of Alzheimer's." Additional research is needed to evaluate the role, if any, of DHA supplementation in reducing the risk of developing these diseases.

DHA and cardiovascular health– Discussed below are the findings of several published studies that highlight the benefits of DHA on cardiovascular health while, in some cases, cautioning people of the potential risks associated with the intake of certain fish.

- The results of a study conducted by Dr. K. Maki and others and published in the *Journal of the American College of Nutrition* in 2005 demonstrated that Martek DHA™ lowered triglycerides. These subjects consumed 1.5 grams DHA per day or a placebo for six weeks. This study was sponsored by Martek.

- In 2004, the findings of a study conducted by Dr. M. Engler and others were published in the *International Journal of Clinical Pharmacology and Therapeutics* relating to the effects of Martek's DHA oil on endothelial function in children with high cholesterol ("hyperlipidemia"). Hyperlipidemia in children is a risk factor for early coronary heart disease. Clinical data demonstrated that when patients received a specialized diet supplemented with DHA, they showed improved endothelial function as compared to the specialized diet alone. Researchers found that when patients received DHA, they experienced significant improvements in their arterial flow, indicating that their arteries had become more flexible. These investigators also reported that DHA supplementation in these same children resulted in a favorable shift from small, dense LDL particles, known to be highly correlated with coronary heart disease, to large LDL particles. DHA supplementation also resulted in a significant favorable increase in HDL particle size. Martek provided supplements for this study at no cost and performed the fatty acid analysis.

- In 2004, the AHRQ reported that "overall... consumption of omega-3 fatty acids from fish or from supplements of fish oil reduces all-cause mortality and various CVD [cardiovascular disease] events." We believe that Martek DHA™ is an appropriate omega-3 fatty acid supplement.

- Dr. K. Stark and Dr. B. Holub reported in 2004 in the *American Journal of Clinical Nutrition* that DHA supplementation of 32 postmenopausal women with 2.8 grams DHA from Martek's DHA oil per day for 1 month resulted in a 20% reduction in triglycerides, a 6-10% increase in HDL cholesterol ("good" cholesterol) and a 7% reduction in heart rate relative to placebo, suggesting that DHA may favorably influence selected cardiovascular risk factors in postmenopausal women.

- In 2002, in the publication *Circulation,* the American Heart Association ("AHA") issued a Scientific Statement entitled "Fish Consumption, Fish Oil, Omega-3 Fatty Acids, and Cardiovascular Disease." The Scientific Statement outlines the findings of a comprehensive report that examined the cardiovascular health benefit of omega-3 fatty acids, specifically DHA and EPA, from fish sources. The report concluded that consumption of such omega-3 fatty acids, either through diet or supplements, reduces the incidence of cardiovascular disease. The statement refers to studies that have indicated the following to be associated with the intake of omega-3 fatty acids:

  - decreased risk of sudden death and arrhythmia;
  - decreased thrombosis (blood clot);
  - decreased triglyceride levels;
  - decreased growth of atherosclerotic plaque;
  - improved arterial health; and
  - lower blood pressure.

  The Scientific Statement concluded that omega-3 fatty acids have been shown in epidemiological and clinical trials to reduce the incidence of heart disease and recommends that healthy individuals eat a variety of fish (preferably oily) at least twice a week. The statement cautioned, however, that fish intake "must be balanced with concerns about environmental pollutants" because some species of fish may contain significant levels of methylmercury, polychlorinated biphenyls ("PCBs"), dioxins, and other contaminants. Both the FDA and the Environmental Protection Agency have advised children, pregnant women, women who may become pregnant and nursing mothers to limit their intake of certain fish. In consideration of the health risks posed by such contaminants, the authors of the statement conclude by stating, "The availability of high-quality omega-3 fatty acid supplements, free of contaminants, is an important prerequisite to their extensive use." Martek's DHA oil is derived from a vegetarian source and is free of contaminants that may be found in fish oil.

- In 2002, *The New England Journal of Medicine* published the results of a study directed by a team of researchers at The Johns Hopkins University. This study weighed the cardiovascular benefit of DHA derived from fish consumption, as compared to the cardiovascular health risk posed by the mercury content in certain fish. Researchers found that while high DHA levels were directly correlated with a lower risk for cardiovascular disease, high mercury levels were directly correlated with the risk of heart attack. Based on these findings, researchers concluded that, "High mercury content may diminish the cardioprotective effect of fish intake."

In September 2004, the FDA announced that it would allow conventional foods and beverages and dietary supplements containing DHA and EPA to make a qualified health claim for reduced risk of coronary heart disease on their product packaging. A qualified health claim must be supported by credible scientific evidence. Upon review of this scientific evidence, the FDA concluded that supportive but not conclusive research shows that consumption of DHA and EPA may reduce the risk of coronary heart disease. This qualified health claim supports the benefit of Martek's DHA-S oil, as it contains both DHA and small amounts of EPA.

While there is not yet a scientific consensus on the subject, a number of clinical studies, including several listed above, as well as others conducted by Australian and European researchers and published in *Hypertension* in 1999, the *American Journal of Clinical Nutrition* in 1997 and 2000, *Diabetes Care* in 2003, and the *European Journal of Clinical Nutrition* in 1996, have indicated that pure DHA sources, including Martek's DHA oil, exhibit the main cardioprotective benefits traditionally ascribed to fish consumption or to the combination of DHA plus EPA. Such research has indicated that DHA, in the absence of EPA, may have the following effects on cardiovascular risk factors:

- reduces triglycerides and raises the HDL or "good" cholesterol;
- reduces blood pressure;
- reduces heart rate; and
- increases LDL and HDL cholesterol particle size.

Neuromins® DHA, our line of dietary supplements, is distributed and sold through many leading supplement manufacturers and is available, primarily through private label, in nutritional and health products stores nationwide. We also sell our supplement line directly to consumers and healthcare professionals. We are currently marketing food and beverage and animal feed applications to both U.S. and international companies. Several egg producers, including Gold Circle Farms®, are producing eggs and liquid eggs using our DHA. These eggs are sold in several grocery store chains in the U.S. and Europe. Priégola has launched Simbi + Omega-3 yogurt with Martek DHA™, which is now available in major supermarket chains throughout Spain and is being marketed to children and adults for its brain health benefits.

We are continuing to explore additional markets for our DHA and DHA-S oils including use in pharmaceuticals and other foods and beverages. We are in discussions with several companies in the nutritional and food and beverage markets to sell products containing our DHA and DHA-S oils for cognitive function, cardiovascular health and other applications and have signed a license and supply agreement with a major consumer food products company. We, along with our customers, are developing other DHA delivery methods, including powders and emulsions, to address these potential new markets.

Our sales of nutritional oils for adult supplements, food additives and other products were $5.4 million, $4.0 million and $3.1 million in fiscal 2005, 2004 and 2003, respectively.

CONTRACT MANUFACTURING

We provide contract manufacturing services at our Kingstree, South Carolina production facility. These services were assumed by us in connection with the September 2003 acquisition of FermPro Manufacturing, LP, who had been providing third-party manufacturing services since the mid-1960's. During this time period, the Kingstree personnel have developed an expertise in large-scale fermentation with many different microorganisms, including algae, bacteria, fungi and yeast.

Martek's Kingstree plant has approximately 500,000 liters of fermentation designated for use in contract manufacturing with additional fermentation capacity available as required. Kingstree also has numerous types of recovery equipment which allow us to efficiently customize production processes and state-of-the-art microbiological and analytical laboratories which provide highly automated product testing capabilities. Our facilities are especially well-suited for the contracted production of enzymes, specialty chemicals, vitamins, agricultural specialties and intermediates.

Our contract manufacturing customers have ranged from relatively small specialty chemical companies without in-house production capabilities to very large, multinational pharmaceutical companies who require or prefer a distinct site for the manufacture of a particular product line.

Our contract manufacturing revenues were $14.1 million and $13.9 million for the fiscal years ended October 31, 2005 and 2004, respectively.

MARTEK DETECTION PRODUCTS

We have identified, isolated and now sell powerful fluorescent dyes from various microalgae for use in drug discovery and diagnostic life science applications. Our fluorescence technology is a sensitive and direct method for detection of a specific binding event. The main advantages of fluorescence as a method of detection is that it is direct, fast, and relatively simple in that it does not require enzymatic steps for signal amplification or prolonged development times for signal measurement. Our fluorescent detection products include various fluorescent dyes used in protein detection, flow cytometry and high throughput screening. Our sales of advanced detection system products were less than $1 million in each of the last three years.

TECHNOLOGY

We apply our microalgal expertise and culturing technology to our library of live and preserved microalgal species and related database to achieve technical and commercial advantages. Certain fundamental and unique attributes of microalgae allow for the development and production of our products:

- microalgae are a genetically diverse kingdom of organisms that have a range of physiological and biochemical characteristics; thus, they naturally produce many different and unusual fats, sugars, proteins and bioactive compounds that may have commercial applications, such as the fatty acids that are the principal ingredients in our oils, and highly sensitive fluorescent diagnostic products;

- microalgae comprise a large, substantially unexplored group of organisms, and thus, provide a virtually untapped genetic resource that can be screened for a variety of new products, including pharmaceuticals; and

- many microalgae can be successfully cultivated using conventional large-scale fermentation techniques and equipment, enabling economical production of commercial quantities of these valuable products.

Our scientists have discovered microalgal strains that selectively produce DHA in large amounts and are amenable to large-scale, heterotrophic culture using common commercial fermentation equipment used in the pharmaceutical, food and beverage and biotechnology industries under Good Manufacturing Practices ("GMP") conditions. These microalgal strains and the conditions applied to achieve economical production of DHA form an important basis of our intellectual property. Our scientists also have developed and patented novel microalgal culturing systems that allow for the commercial production of other high-value compounds, such as fluorescent pigments, and for the rapid evaluation and scale-up of other microalgae of potential interest. Proprietary closed-system, illuminated photobioreactors and numerous techniques for maintaining microalgal monocultures form the basis of this technology.

Our product development process involves the following primary steps:

Identification of Appropriate Microalgae. We select specific microalgae to produce potentially marketable compounds through a comprehensive process, which involves developing a search and screening strategy based upon our extensive knowledge of microalgal physiology and the unique role played by the target compound in the survival of selected microalgal species, searching scientific literature and our proprietary microalgal database, and performing biochemical analyses and product-yield experiments on candidate strains. We currently maintain an in-house collection of over 3,400 strains of microalgae, which includes representatives of virtually all of the significant taxonomic microalgal groups. Equally important is our proprietary microalgal database, which contains biochemical and physiological data on the strains in the collection. We believe that our microalgal collection and associated database are among the largest such resources available in the world. We also have access to potentially useful microalgal strains outside of our collection through agreements with several research organizations. Coupled with our extensive microalgal expertise, these resources are used to identify organisms for initial testing. Further testing ultimately results in the selection of production strains.

Optimization of Microalgae and Growth Conditions. We apply standard industrial microbiological techniques to microalgae and manipulate culturing conditions (growth medium composition, temperature, pH and light intensity) to optimize product yield and productivity. After selecting strains with the best yields and growth characteristics, we enhance their production through conventional and commonly employed strain improvement methodologies. We have not used genetic engineering techniques to develop any of our existing products, but we may use these methods for certain products currently in development.

Scale-up and Commercial Production. Successful exploitation of the unique characteristics of microalgae is in large measure dependent upon the availability of large-scale culturing technology. We have successfully scaled-up several microalgae capable of producing large amounts of DHA heterotrophically using common organic nutrients and salts. Heterotrophic culturing of these DHA-producing microalgae at commercially viable levels enables significantly lower production costs to be achieved, which were not possible prior to our achievements. Aspects of our technology for the heterotrophic growth of DHA-producing microalgae are the subject of several U.S. patents. Similar patents have been issued in certain other countries and are pending in certain other countries around the world.

For other product applications, we use our proprietary light-driven, closed-culture system photobioreactors for microalgal production. Photobioreactors are closed to the atmosphere and designed to make the most efficient use of light while keeping contaminating microbes out of the culture. Using our photobioreactors, we are able to culture isolated microalgal strains without contamination and to manipulate such strains to influence growth and biochemical makeup, thus efficiently generating products of interest, including the culturing of various algae for the production of powerful fluorescent dyes used in our advanced detection systems. We use a series of photobioreactors of varying sizes, controls and methods of operation to achieve culturing consistency. Certain aspects of these photobioreactors are the subject of U.S. patents.

COLLABORATIVE AND LICENSING AGREEMENTS

We have entered into license agreements with 21 infant formula manufacturers, who collectively represent approximately 70% of the worldwide wholesale market for infant formula. Our licensees include infant formula market leaders Mead Johnson Nutritionals, Nestle, Abbott Laboratories, Wyeth and Royal Numico, each of whom is selling infant formula fortified with our nutritional oils. Under all of these agreements, we received up-front license fees and will receive either a) a flat rate price per kilogram upon the sale of our oils to our licensees, or b) a transfer price on sales of our oils to our licensees plus ongoing royalties based on our licensees' sales of infant formula products containing our oils. The most significant license agreements have remaining terms ranging from approximately 15 to 25 years, contain no future funding commitments on our part or that of our licensees, and may be terminated by our licensees upon proper notification pursuant to the terms of each contract. Licensees have the right to buy other sources of DHA and ARA oils provided they still make royalty payments to us upon the sale of the final infant formula product containing the oils that are covered by our patents.

Under the terms of these licensing agreements, our licensees are responsible for obtaining FDA and all other necessary regulatory approvals with respect to these nutritional oils. Under each of our current license agreements, our licensees generally are obligated to indemnify us against product liability claims relating to our nutritional oils unless our nutritional oils do not meet agreed-upon specifications.

Under the terms of several of our license agreements, we are prohibited from granting a license to any party for the inclusion of our nutritional oils in infant formula with payment terms or royalty rates that are more favorable to such licensee than those provided in our agreements with our current licensees without either the prior written consent of the current licensees or prospectively offering such new favorable terms to these licensees. This restriction does not apply to any lump sum payments to us pursuant to a territorially restricted license under which the reduced payment is reasonably related to the reduced marketing opportunities available under such a restricted license.

In April 2004, we provided an exclusive license to Advance Bionutrition ("ABN"), a start-up company founded by a former officer of Martek, to sell certain ARA byproducts as aquaculture feed. This license and supply agreement has a term of three years and requires ABN to purchase all such ARA byproducts produced by us, up to a certain maximum. In addition, in August 2004, we granted ABN an exclusive license in the aquaculture field and non-exclusive license in the animal nutrition field for the sale of DHA. This agreement also has a term of three years and provides for certain minimum inventory purchases from Martek. We recognized revenues of approximately $800,000, $600,000 and $800,000 in fiscal 2005, 2004 and 2003, respectively, from sales of products to ABN.

In November 2001, we sold the assets consisting primarily of inventory and technology surrounding our former stable isotope product line to Spectra Gases, Inc., a privately held New Jersey company. As part of the agreement, we received approximately $800,000 for the assets of the group. We also retained an ongoing royalty from future reagent sales for five years up to a maximum of $500,000 and also received a 9% equity position and royalty interest in a new company that was formed to pursue the nuclear magnetic resonance protein structures in cell membranes. As of October 31, 2005, the value of the investment in the new company was fully reserved. We recognized approximately $100,000 in royalty revenue during each of fiscal 2005, 2004 and 2003 in connection with this arrangement.

In April 2004, we entered into a new 15-year agreement with DSM Food Specialties B.V. ("DSM") under which they continue to be our contract supplier for nutritional oils containing ARA. Under the agreement, DSM will provide us with 100% of our ARA needs on a cost plus margin basis except as noted below. The agreement also provides for the grant to us by DSM of a license related to certain technologies associated with the manufacture of ARA and provides us with the ability to produce and sell ARA, to the extent allowed by the overall supply agreement. This grant involved a license fee totaling $10 million. Through this license and the overall supply arrangement, we have the ability to produce, either directly or through a third party, an unlimited amount of ARA. The sale of such self-produced ARA is limited annually, however, to the greater of (i) 100 tons of ARA oil or (ii) any amounts ordered by us that DSM is unable to fulfill. During fiscal 2005, we demonstrated the ability to produce limited amounts of ARA in our plants. The agreement with DSM also provides for the granting to DSM by us of an exclusive license under certain of our patents and intellectual property rights for the production by DSM of products containing ARA that are not for human consumption, including animal feed products. In addition, we and DSM have agreed to contribute our complementary resources to cooperative marketing and joint research and development efforts to expand the applications and fields of use for ARA, with both parties sharing any economic benefits of such efforts.

In December 2003, we executed a collaboration agreement with a Canadian biotechnology company to co-develop DHA products from plants. In addition to reimbursement of expenses incurred by the co-collaborator, we are contingently liable for milestone payments upon achievement of certain scientific results. As of October 31, 2005, a milestone payment of up to $2.5 million would be paid to the Company's co-collaborator in fiscal 2006 if the milestone related to the current phase of the project is achieved.

We have also entered into various additional collaborative research and license agreements. Under these agreements, we are required to fund research or to collaborate on the development of potential products. As of October 31, 2005, we were not committed to fund any future development activities under these arrangements. Certain of these agreements also commit us to make payments upon the occurrence of certain milestones and pay royalties upon the sale of certain products resulting from such collaborations.

PRODUCTION

We manufacture oils rich in DHA at our fermentation and oil processing facilities located in Winchester, Kentucky, and Kingstree, South Carolina. We acquired the Winchester facility in 1995 and the Kingstree facility in 2003 through the acquisition of FermPro Manufacturing, LP. Both facilities have been significantly expanded since their acquisition, with the most recent being an expansion of the Kingstree plant that was completed in fiscal 2005, on which we have spent approximately $188 million since the inception of the project in fiscal 2003. The oils that we produce in these facilities are certified kosher by the Orthodox Union and are certified Halal by the Islamic Food and Nutrition Council of America. In addition, both manufacturing facilities have received a favorable rating of "excellent" or "superior" in audits by the American Institute of Baking ("AIB").

Our ARA oils are purchased from DSM as manufactured at its Capua, Italy and Belvidere, New Jersey plants. DSM recently completed its expansion of its ARA production capabilities at its Belvidere facility, which has been increasing its quarterly output. This has allowed us to build our ARA inventory and we are continuing to build this ARA inventory in the short-term, until the Belvidere facility exhibits more consistent production performance. We are now receiving approximately one-half of our ARA from DSM's Belvidere facility. Because DSM is a third-party manufacturer, we do not have full control over the timing and level of its Capua and Belvidere production volumes. Annual ARA pricing utilizes a cost-plus arrangement and is based on the prior year's actual costs incurred adjusted for current year expectations. Calendar 2005 ARA purchases have been valued by us based on pricing established through this methodology and invoiced from DSM. As part of our April 2004 agreement with DSM, we are required to guarantee the recovery to DSM of certain expansion costs incurred by them. Our guarantee to DSM which relates to their phase one expansion and was initially valued at $8 million has been eliminated through ARA purchases in the normal course of business. In addition, we are in the process of finalizing an amendment to the April 2004 agreement with DSM. This amendment, among other things, will establish our guarantee of DSM's phase two expansion costs. This guarantee will have a maximum value of $40 million, with such amounts able to be reduced annually through December 31, 2008 based upon ARA purchases in excess of a specified minimum threshold. We expect that as of December 31, 2005, this phase two proposed guarantee would have been reduced to approximately $32 million, primarily as a result of ARA purchases in the second half of 2005 upon completion of DSM's phase two expansion.

We have attempted to reduce the risk inherent in having a single supplier, such as DSM, through certain elements of the supply agreement entered into with DSM in April 2004. In connection with this agreement, we have licensed the DSM technology associated with ARA production. Through this license and the overall supply arrangement, we have the ability to produce, either directly or through a third party, an unlimited amount of ARA. The sale of such self-produced ARA is limited annually, however, to the greater of (i) 100 tons of ARA oil or (ii) any amounts ordered by us that DSM is unable to fulfill. During fiscal 2005, we demonstrated the ability to produce limited amounts of ARA in our plants. To further improve our overall ARA supply chain, we have directly engaged a U.S.-based provider of certain post-fermentation ARA manufacturing services and have added additional ARA downstream processing capacity at Kingstree. Along with our pending ARA extraction capabilities at Kingstree, the addition of the third-party facility provides us with multiple U.S. sites for the full downstream processing of ARA.

When combining our current DHA production capabilities in Winchester and Kingstree with DSM's current ARA production capabilities in Italy and the U.S., we have production capacity for DHA and ARA products in excess of $500 million in annualized sales to the infant formula, dietary supplement and food and beverage markets. As such, our production capabilities exceed current demand; however, we have the ability to manage production levels and, to a certain extent, control our manufacturing costs. Nonetheless, when experiencing excess capacity, we may be unable to produce the required quantities of oil cost-effectively.

We also have several other contractual agreements with third-party manufacturers to assist in the production of our nutritional oils. Among them, we have an agreement for the production of DHA-S biomass that we sell to animal feed companies or process further for use in the adult supplement and food and beverage markets. We currently have a minimum purchase commitment under this agreement that expires on June 30, 2006. As of October 31, 2005, our remaining obligation was approximately $1.8 million. We do not anticipate extending this third-party arrangement due to the recent refinement and scale-up of our internal production capabilities for DHA-S at both our Winchester, Kentucky and Kingstree, South Carolina facilities.

The commercial success of our nutritional oils will depend, in part, on our ability to manufacture these oils or have them manufactured at large scale on a continuous basis and at a commercially acceptable cost. Our success will also be somewhat dependent on our ability to align our production with customer demand. If market demand subsides due to our inability to meet demand for our products, our results could be negatively impacted. There can also be no assurance that we will be able to successfully optimize production of our nutritional oils, or continue to comply with applicable regulatory requirements, including GMP requirements. Under the terms of several of our infant formula licenses, our licensees may elect to manufacture these oils themselves. We are currently unaware of any of our licensees producing our oils or preparing to produce our oils, and estimate that it would take a licensee a minimum of one year to implement a process for making our oils.

SOURCES OF SUPPLY

Our raw material suppliers for production of DHA oil include major chemical companies and food and beverage ingredient suppliers. We have identified and validated multiple sources for each of our major ingredients and do not anticipate that the lack of availability of raw materials will cause future production shortages.

From fiscal 2003 through early fiscal 2005, the demand for our nutritional oils by our customers for use in infant formula products exceeded production output and capacity and, as such, we limited the orders we accepted for our nutritional oils. Some of our customers responded to the shortages and inconsistent supply by building inventory, and we have had difficulty in predicting with certainty what our customers' future ordering would be in light of limited visibility into our customers' supply chains and expansion plans. To improve visibility into our customers' planned orders and to better understand the base level of orders required to meet current demand, we have worked closely with our customers to obtain new order projections. To address our production output and capacity issues, we and DSM have added production capacity. As a result, we are no longer limiting the orders we accept for nutritional oils, and, furthermore, we have been able to accumulate and expect to maintain DHA and ARA finished goods inventory at levels which no longer constrain revenue growth.

RESEARCH AND DEVELOPMENT

The primary focus of our research and development activities has been the development and optimization of manufacturing processes for our nutritional oils and the development of more economical and stable DHA products for the food and beverage market. We perform research and development at three facilities: Columbia, Maryland, Winchester, Kentucky and Boulder, Colorado. Our research and development expenditures in fiscal 2005 were mainly associated with development activity at the Columbia, Maryland lab directed toward improving the quality, sensory properties and stability of our nutritional oils, optimizing production characteristics of microalgal strains, investigating the clinical health benefits of DHA and ARA fatty acids, and exploring the biochemical pathways utilized by microalgae to produce DHA. Additional research and development expenses incurred at our Winchester, Kentucky laboratory and manufacturing facility were directed towards increasing our production yields, reducing waste and continuing to improve the quality of our oils. Research conducted at our lab in Boulder, Colorado is focused on developing feasible approaches to the expression of nutritional fatty acids, especially DHA, in plant oilseeds in connection with a Canadian-based collaborator, investigating the feasibility of utilizing our proprietary genes to produce other bioactive compounds with application in the healthcare fields and developing new ingredient forms and applications technology for DHA-enriched food and beverage products. We incurred total research and development expense of approximately $20.5 million, $18.6 million and $13.2 million in fiscal 2005, 2004 and 2003, respectively.

SALES AND MARKETING

Our nutritional oils are marketed and sold primarily to the infant formula, dietary supplement and food and beverage industries. Infant formula manufacturers are required to purchase a license from us in order to use our DHA and ARA oils in infant formula. To date, we have entered into license agreements with 21 infant formula manufacturers who represent approximately 70% of the world's wholesale infant formula market. Our licensees include infant formula market leaders Mead Johnson Nutritionals, Nestle, Abbott Laboratories, Wyeth and Royal Numico, each of whom is selling infant formula fortified with our nutritional oils. Due to the success of the fortified infant formula products, several of our licensees have also begun selling extension products beyond infant formula, which contain our oils and are targeted to children ages nine months to two years of age. In addition, Mead Johnson Nutritionals has begun selling a product in the United States, Expecta®LIPIL®, which contains our DHA oil and targets pregnant and nursing women. First Horizon Pharmaceutical® has recently launched a prescription prenatal supplement OptiNate™ containing Martek DHA™, Mission Pharmacal will soon launch a prescription prenatal supplement CITRACAL® Prenatal + DHA containing Martek DHA™ and Vincent Foods, LLC has begun offering Oh Mama! nutrition bars containing Martek DHA™ , all of which also target pregnant and nursing women.

Neuromins® DHA, our line of dietary supplements, is distributed and sold through many leading supplement manufacturers and is available, primarily through private label, in nutritional and health products stores nationwide. We also sell our supplement line directly to consumers and healthcare professionals. We are currently marketing food and beverage and animal feed applications to both U.S. and international companies. Several egg producers, including Gold Circle Farms®, are producing eggs and liquid eggs using our DHA. These eggs are sold in several grocery store chains in the U.S. and Europe. Priégola has launched Simbi + Omega-3 yogurt with Martek DHA™, which is now available in major supermarket chains throughout Spain and is being marketed to children and adults for its brain health benefits.

We are continuing to explore additional markets for our DHA and DHA-S oils including use in pharmaceuticals and other foods and beverages. We are in discussions with several companies in the nutritional and food and beverage markets to sell products containing our DHA and DHA-S oils for cognitive function, cardiovascular health and other applications and have signed a license and supply agreement with a major consumer food products company. We, along with our customers, are developing other DHA delivery methods, including powders and emulsions, to address these potential new markets.

Consumer marketing efforts are performed primarily by our customers although we play a supportive role. Our infant formula licensees market their DHA and ARA supplemented formulas directly to the consumer and healthcare professionals. Our dietary supplement and food and beverage customers also create and implement their own advertising campaigns. We support these efforts through trade show participation and targeted direct mail campaigns as well as limited advertising and public relations campaigns.

Our line of fluorescent detection products is designed for use in a wide range of drug discovery and research applications. These products are marketed to large pharmaceutical research institutions through distributors, such as PerkinElmer Life Sciences Products, Beckman Coulter and EMD Biosciences, who have entered into distribution agreements with us. Our distributors perform most of the marketing surrounding this product line. Recently, we have developed additional product extensions on currently distributed products. We also sell directly to the consumer through our website.

COMPETITION

The healthcare and biological sciences industries are characterized by rapidly evolving technology and intense competition. Our competitors include major pharmaceutical, chemical, specialized biotechnology and food and beverage companies, many of whom have financial, technical and marketing resources significantly greater than ours. In addition, many specialized biotechnology companies have formed collaborations with large, established companies to support research, development and commercialization of products and technologies that may be competitive with our products and technologies. Academic institutions, governmental agencies and other public and private research organizations are also conducting research and development activities that may be competitive with our products. These organizations are seeking patent protection and may commercialize products and technologies on their own or through joint ventures that are competitive with our products and technologies. The existence of products and technologies of which we are not aware, or those that may be developed in the future, may adversely affect the marketability of the products and technologies that we have developed.

Fish oil-based products currently dominate the adult DHA supplement market and certain foods containing fish oils are on the market in various parts of the world. DHA-containing fish oil for infant formula applications provides an alternative to our DHA nutritional oil and is used by certain of our licensees and other infant formula manufacturers outside the United States. Fish oil is generally less costly than our DHA oil, and therefore presents a substantial competitive threat to our DHA product line. Although fish oil is generally a lower cost product relative to our DHA, it has odor, stability and taste characteristics that may limit its usefulness in food and beverage products. Several large companies, including BASF AG, DSM and Ocean Nutrition, and a number of smaller companies, manufacture microencapsulated fish oil products. Although microencapsulation of the oil resolves many of the odor, stability and taste issues found with fish oil, a microencapsulated product currently is significantly more costly than regular fish oil. Because fish oil is generally less costly than our DHA oil and continues to improve in quality and gain general market acceptance, fish oil presents a substantial competitive threat.

In November 2005, we announced the availability of a new and improved Martek DHA™ for use in food and beverage applications. The new and improved Martek DHA™ has enhanced food and beverage formulation capabilities, including better stability and easier formulation in some applications. We have also developed a more efficient manufacturing process that produces high levels of DHA at a significantly lower cost, making the DHA now cost competitive with certain forms of fish oil, on a price per DHA unit basis, and thereby potentially opening new markets to us.

Published reports have cited a number of fish oils as containing chemical toxins not present in our oils. In addition, we believe the combination of either fish oil or microencapsulated fish oil with a microbial source of ARA for use in infant formula would likely infringe upon our patent position in several countries.

The Ross Products Division of Abbott Laboratories, a significant Martek licensee and customer, submitted a GRAS notification on January 2, 2002 seeking FDA concurrence that its fish oil source of DHA and its fungal source of ARA are GRAS when used as ingredients in infant formula. At this time, the notification continues to be under consideration by the FDA.

Reliant Pharmaceuticals launched Omacor, a DHA/ EPA ethyl ester, in the second half of 2005 for treatment of hyperlipidemia. Omacor is a lipid-regulating agent which includes both EPA and DHA from fish oil. We expect additional studies to expand the approved indications for Omacor. Other pharmaceutical applications using omega-3 fatty acids may be expected.

We believe that our nutritional oils have the following advantages over fish oil and other currently available sources of DHA and ARA for use in infant formula, as food and beverage ingredients, or as dietary supplements:

- our oils do not have the odor, stability, taste characteristics, or impurities that may limit the usefulness of DHA derived from unencapsulated fish oil;
- our oils can be blended in a variety of mixtures in precise ratios for specific applications, whereas the composition of fish oils may vary;
- each of our oils used in infant formula is comprised of a fatty acid blend that does not contain certain other fatty acids in significant quantities such as eicosapentaenoic acid ("EPA"), which may not be appropriate for consumption by infants.
- our oils do not contain substances found in certain fish oils such as methylmercury, polychlorinated biphenyls ("PCBs"), dioxins and other toxic contaminants;
- our oils have a higher oxidative stability and longer shelf life than fish oil and are, therefore, more amenable to the spray drying process required for powdered formula;
- our oils are not produced from animal sources and, therefore, may be more desirable for use in food and beverage products requiring vegetable-sourced DHA;
- our oils are produced from renewable, sustainable natural resources, unlike fish oil;
- our DHA and ARA-enriched oils are in an easily digestible triglyceride form similar to that found in breast milk, but different from the phospholipid form found in egg yolk lipids; and
- our oils can be produced in large quantities under controlled conditions satisfying strict regulatory scrutiny.

At this time, our oils are the only DHA and ARA oils cleared by the FDA for inclusion in infant formula in the U.S.

Suntory Limited, Cargill Inc., through a joint venture with a company in China, and other independent Chinese manufacturers are producing and distributing a fungal source of ARA. In addition, we are aware that there may be several manufacturers in China attempting to produce an algal source of DHA. At this time, we are uncertain of the overall status and commercial potential of these development efforts or if these companies will present a competitive threat in the future.

Small amounts of DHA and ARA can be derived from egg yolk lipids, but DHA and ARA of this type are not in the same molecular form as that predominantly found in breast milk (i.e., phospholipid vs. triglyceride). DHA and ARA derived from egg yolks are currently being added to some brands of infant formula marketed by Royal Numico and several smaller companies. We believe that the processes to produce DHA and ARA from egg lipids are more costly than the processes that we use for producing DHA and ARA from microbial sources. Furthermore, the addition of DHA and ARA from egg yolks at levels equivalent to those found in human breast milk may result in dietary levels of lecithin and cholesterol in excess of those found in human breast milk.

Nutrinova Nutrition Specialties & Food Ingredients GmbH, a wholly-owned subsidiary of Celanese Corporation, has been actively marketing a DHA-rich microalgal oil to the food and beverage and dietary supplement markets in the United States, China and Europe. We have filed a patent infringement suit against Nutrinova in both the United States and Germany. These lawsuits are further described in Item 3 of Part I of our Form 10-K for the year ended October 31, 2005. In December 2005, it was announced that Nutrinova's DHA business has been sold to Lonza Group LTD, a Swiss chemical and biotechnology group.

There may be other competitive sources of DHA and ARA of which we are not aware. The fact that many of the companies mentioned above are larger, more experienced and better capitalized than us raises the significant risk that these companies may be able to use their resources to develop less costly sources of DHA and ARA than our current technology permits.

In the area of advanced detection, our major competitors consist of life science reagent suppliers such as Amersham Pharmacia, Molecular Probes, Prozyme and Cyanotech. Our diagnostic products compete primarily on the basis of product efficacy, safety, patient convenience, reliability, price and proprietary position.

Our competitive position will also depend on our ability to attract and retain qualified scientific and other personnel, develop effective proprietary products, implement production and marketing plans, obtain patent protection and secure adequate capital resources.

PATENTS, LICENSES AND PROPRIETARY TECHNOLOGY

We have received numerous patents protecting our nutritional products technology, including the fermentation methods of producing our DHA and ARA oils, as well as the blending of DHA and ARA oils for use in infant formula. In 1994, we received a U.S. patent covering certain blends of a microbial oil enriched with DHA and a microbial oil enriched with ARA, as well as the use of such blends in infant formulas. In 1995, we received a U.S. patent covering a process for making an edible oil containing DHA and the edible oil made by such process as well as a U.S. patent covering an infant formula comprising a specified edible oil containing DHA. In 1996, we received two additional U.S. patents covering our nutritional oils technology. The first patent protects pharmaceutical compositions and dietary supplements comprising a single cell oil in concentrations of at least 20% DHA in a triglyceride form made using our method of producing DHA oil. The second patent clarifies that our patent coverage includes the blending, in infant formula and dietary supplements, of microbially derived ARA oil with low EPA fish oils. Fish oil is a potential competitive source of DHA to Martek's algal-derived DHA oil. This patent makes it more difficult for low EPA fish oils to be combined with microbial sources of ARA oils in the U.S. without violating our patents. A U.S. patent was granted in 1997, which protects the production, use and sale of oils rich in ARA (30% or greater concentration). In 1998, a U.S. patent was issued protecting our DHA-rich algal biomass. DHA-rich algal biomass is the raw product of the DHA fermentation process and represents an inexpensive source of DHA that may potentially be a low cost product itself. We also have been awarded a number of foreign patents covering various aspects of our nutritional oils, including European patents covering our DHA and ARA-rich oils, as well as the blending of these oils for use in infant formula.

We also own patents and applications that cover algae fermentation processes, lipid extraction/purification, genomic-based approaches to lipid production, arachidonic acid production and use, animal feeding protocols, and food and beverage applications for PUFAs, as a result of the OmegaTech purchase in 2002. From 1992 to 2005, seven U.S. patents were issued covering the use of algae in the production of omega-3 PUFAs (e.g. DHA), and the use of such PUFAs in such products as human foods and beverages, animal feed, aquaculture and the resulting fortified meat, seafood, milk and eggs. Additional patent applications directed to this technology are still pending. From 1994 to 2003, eight U.S. patents were issued covering the fermentation of microorganisms in low chloride fermentation medium. Small microorganisms, the use of such microorganisms in aquaculture, and the resulting products are also claimed. Additional patent applications covering this technology are still pending. From 1996 to 2004, six U.S. patents were issued covering the use and production of ARA using a variety of fungi. Additional patent applications covering this technology are still pending. Other U.S. patents have been issued and a number of patents are pending worldwide.

We are the exclusive licensee of two U.S. patents and numerous foreign patents and applications covering production, sale and use of our SensiLight™ dyes. We have U.S. and foreign patents and applications and are the exclusive licensee of U.S. and foreign patents and applications covering the fractionation of lipids.

Our success is dependent in part on our ability to obtain and maintain patent protection for our products, maintain trade secret protection and operate without infringing the proprietary rights of others. Our policy is to aggressively protect our proprietary technology through patents, where appropriate, and in other cases, through trade secrets. Additionally, in certain cases, we rely on the licenses of patents and technology of third parties. We hold approximately 66 U.S. patents, covering various aspects of our technology, which will expire on various dates between 2006 and 2021. Our core infant formula-related patents expire between 2011 and 2015. We have filed, and intend to file, applications for additional patents covering both our products and processes as appropriate. Currently, we have approximately 603 issued patents and pending applications worldwide. There can be no assurance that:

- any patent applications filed by, assigned to or licensed to us will be granted;
- we will develop additional products that are patentable;
- any patents issued to or licensed by us will provide us with any competitive advantages or adequate protection for inventions;
- any patents issued to or licensed by us will not be challenged, invalidated or circumvented by others; or
- issued patents, or patents that may be issued, will provide protection against competitive products or otherwise be commercially valuable.

Furthermore, patent law relating to the scope of claims in the fields of healthcare and biosciences is still evolving, and our patent rights are subject to this uncertainty. Our patent rights on our products therefore might conflict with the patent rights of others, whether existing now or in the future. Alternatively, the products of others could infringe our patent rights. The defense and prosecution of patent claims are both costly and time consuming, even if the outcome is ultimately in our favor. An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease selling the affected products.

It is our corporate policy to vigorously protect our substantial investment in the research and development of our products and to continue to enforce our patent and other intellectual property rights against third parties who engage in the unauthorized manufacture, sale, or use of our technology.

We currently have several challenges to our European patents covering our DHA oils, ARA oils and DHA and ARA blended oils and these challenges as well as our lawsuit against others for infringement of our patents are described in Item 3 of Part I of our Form 10-K for the year ended October 31, 2005. Patent litigation costs were approximately $3.6 million in fiscal 2005.

We expect that, in the future, as our nutritional oils continue to be commercialized, opposition to our intellectual property by our competitors will continue and most likely increase. We believe that additional challenges to our suite of U.S. patents may arise in the future. We will likely incur substantial costs in the future protecting and defending our patent and other intellectual property rights.

If we fail to maintain patent protection for our nutritional oils, it would have a material adverse effect on our ability to gain a competitive advantage for these oils and may have a material adverse effect on our results of operations, particularly future sales of our nutritional oils and future license fees related to sales of infant formula containing these oils. In particular, if we fail to maintain patent protection, it would permit our competitors to produce products that would be directly competitive with our nutritional oils using similar or identical processes, and it is possible that our current infant formula manufacturers under license or those which may be under license in the future may choose formula ingredients from these competitors if they choose to include the ingredients in their formulas at all.

We also rely on trade secrets and proprietary know-how, which we seek to protect in part by confidentiality agreements with our collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any such breach or that our trade secrets will not otherwise become known or be independently developed by competitors.

GOVERNMENT REGULATION AND PRODUCT TESTING

Our products and our manufacturing and research activities are subject to varying degrees of regulation by a number of state and federal regulatory authorities in the United States, including the FDA pursuant to the Federal Food, Drug and Cosmetic Act (the "FDC Act"). The products developed by us are subject to potential regulation by the FDA as food and beverage ingredients, dietary supplements, drugs and/or medical devices. The regulatory status of any product is largely determined by its intended use.

Drugs and medical devices generally may not be marketed without first obtaining FDA authorization to do so. New infant formulas also are subject to premarket notification requirements. Although there are no premarket authorization requirements for whole foods per se, there are premarket approval requirements for food and beverage additives. Specifically exempt from the food additive definition and, therefore, the premarket approval requirements, are generally recognized as safe food and beverage ingredients. Dietary supplements for the most part are not subject to premarket authorization requirements, although there is a premarket notification requirement for certain new dietary ingredients that were not marketed as dietary supplements prior to October 1994. The FDA has established detailed GMP, labeling and other requirements for drugs, medical devices, infant formulas, foods and beverages and dietary supplements. The requirements for drugs, medical devices and infant formulas generally are much more stringent than the requirements for foods and beverages and dietary supplements.

Our infant formula licensees are responsible for obtaining the requisite regulatory clearances to market their products containing our oils. Sales of our products outside the United States are subject to foreign regulatory requirements that may vary widely from country to country.

In May 2001, the FDA completed a favorable review of our generally recognized as safe ("GRAS") notification for the use of our DHASCO® and ARASCO® oil blend in specified ratios in infant formulas. Since the first product introduction in February 2002, supplemented infant formulas manufactured by four of our licensees have been sold in the United States: Mead Johnson Nutritionals under the Enfamil®LIPIL® brand; the Ross Products Division of Abbott Laboratories under its Similac® ADVANCE® brand; Nestle under its Good Start® Supreme DHA & ARA and NAN® DHA & ARA brands; and PBM Products Inc. under the brand Bright Beginnings™ and under private label brands, including Wal-Mart Parent's Choice®. These supplemented infant formulas include term, pre-term, soy-based, specialty and toddler products.

The FDA regulates the use and marketing of dietary supplements under the provisions of the Dietary Supplement Health and Education Act of 1994 ("DSHEA"). We are currently selling several lines of DHA dietary supplements. In addition, we are researching and developing new applications for our DHA and ARA oils. We believe that our DHA and ARA are not new dietary ingredients and, as such, are not subject to premarket notification requirements when marketed for use as dietary supplements. There can be no assurance that the FDA would agree that a premarket notification is not required or that we will be able to comply with the requirements of DSHEA or any regulations that the FDA may promulgate thereunder.

In June 2002, the Australia New Zealand Food Authority authorized the use of DHA-S oil for use as a Novel Food ingredient in Australia and New Zealand. In June 2003, the European Commission authorized the use of our DHA-S oil as a Novel Food ingredient in the European Community. This Novel Food designation authorizes the use of our DHA-S as an ingredient in certain foods such as certain dairy products, including cheese and yogurt (but not milk-based drinks), spreads and dressings, breakfast cereals, food supplements and dietary foods for special medical purposes in the European Community. In February 2004, the FDA completed a favorable review of our GRAS notification for the use of DHA-S in food and beverage applications.

Our fluorescent detection and other products derived from microalgae are subject to potential regulation by FDA as either medical devices or as a combination medical device/drug product to the extent that they are used in the diagnosis, mitigation, treatment, cure or prevention of diseases. Such classification would subject the products to premarket clearances and/or regulatory approvals. There can be no assurances that we or our licensees or collaborators would be able to develop the extensive safety and efficacy data needed to support such FDA premarket authorizations or that the FDA ultimately would authorize the marketing of such products on a timely basis, if at all.

For potential pharmaceutical uses of products derived from microalgae, there can be no assurance that required clinical testing will be completed successfully within any specified time period, if at all, with respect to our products. Additionally, there is no assurance that we or our licensees or collaborators will be able to develop the extensive data needed to establish the safety and efficacy of these products for approval for drug uses, or that such drug products will not be subject to regulation as biological products or as controlled substances, which would affect marketing and other requirements.

Some of our products are in research or development phases. We cannot predict all of the regulatory requirements or issues that may apply to or arise in connection with our products. Changes in existing laws, regulations or policies and the adoption of new laws, regulations or policies could prevent us or our licensees or collaborators from complying with such requirements.

Due to the cost and time commitment associated with the FDA regulatory process, we will decide on a product-by-product basis whether to handle relevant clearance and other requirements independently or to assign such responsibilities to our licensees or future collaborative partners. There can be no assurance that we or our licensees or collaborators will be able to obtain such regulatory clearances, if required, on a timely basis or at all. Delays in receipt of, or failure to receive, such clearances, the loss of previously received approvals or clearances, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations.

In connection with the manufacture of certain of our products, we are required to adhere to applicable current GMP regulations as required by the FDA. GMP regulations specify component and product testing standards, quality control and quality assurance requirements, and records and other documentation controls. The GMP requirements for foods and beverages, infant formulas, drugs and medical devices vary widely. As the manufacturer of DHA and ARA that are marketed as dietary supplements and used as food and beverage ingredients in infant formulas sold in the United States, we are subject to GMP and various other requirements applicable to food and beverage ingredients and dietary supplements. There can be no assurance that we will be able to continue to manufacture our nutritional oils in accordance with relevant food and beverage ingredient and dietary supplement requirements for commercial use. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspections by state and federal agencies, including the FDA and comparable agencies in other countries. A determination that we are in violation of such GMP and other regulations could lead to the imposition of civil penalties, including fines, product recalls or product seizures, and, in the most egregious cases, criminal sanctions.

As large scale manufacturing facilities, our plants in Winchester, Kentucky and Kingstree, South Carolina are required to abide by applicable federal and state environmental and safety laws, including regulations established by the Environmental Protection Agency ("U.S. EPA") and the Occupational Safety and Health Administration ("OSHA"). In addition to the normal standards for heavy industrial manufacturing facilities, our solvent extraction process includes the use of hexane, which is extremely flammable and subject to emission requirements. Ongoing compliance with environmental and safety laws is monitored by periodic inspections by the U.S. EPA and OSHA. If we fail to abide by these laws we could receive fines, or if the violations were serious enough, our operations could be shut down until the problems are fixed. Such penalties could have a material adverse effect on our ability to manufacture our nutritional oils, and our financial results could be negatively impacted. While the costs of our compliance with environmental laws and regulations cannot be predicted with certainty, such costs are not expected to have a material adverse effect on our earnings or competitive position. Current estimates indicate that total company-wide capital expenditures for environmental compliance are not expected to be material in fiscal 2006. See Item 3 of Part I of our Form 10-K for the year ended October 31, 2005 for further discussion.

The Federal Trade Commission ("FTC") regulates certain aspects of the advertising and marketing of our products. Under the Federal Trade Commission Act, a company must be able to substantiate both the express and implied claims that are conveyed by an advertisement. It is not uncommon for the FTC to conduct an investigation of the claims that are made about products in new and emerging areas of science that involve a potentially vulnerable population such as infants.

EMPLOYEES

As of October 31, 2005, we had 582 full-time employees, two of whom are M.D.s and 34 of whom have Ph.D.s. Approximately 116 employees are engaged in research and development and contract related research and development activities, 355 are engaged in production or production development related activities and 111 are in administrative, business development and sales and marketing positions. We consider relations with our employees to be good. None of our employees is covered by a collective bargaining agreement.

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Our directors and executive officers are as follows:

Name	Age	Position
James R. Beery(2)(3)	64	Director
Robert J. Flanagan (1)(3)	49	Director
Polly B. Kawalek	51	Director
Jerome C. Keller	63	Director
Henry Linsert, Jr.	65	Chairman, Chief Executive Officer and Director
Gordon S. Macklin	77	Director
Douglas J. MacMaster, Jr.(1)(3)	75	Director
John H. Mahar(1)	71	Director
Sandra Panem, Ph.D.(2)	59	Director
Richard J. Radmer, Ph.D.	63	Director
Eugene H. Rotberg(2)(3)	75	Director
David M. Abramson	52	Senior Vice President, Corporate Development
George P. Barker	66	Senior Vice President, General Counsel and Secretary
Peter L. Buzy	46	Chief Financial Officer and Treasurer
Steve Dubin	52	President
Barney B. Easterling	60	Senior Vice President, Manufacturing
James H. Flatt, Ph.D.	46	Senior Vice President, Research
Peter A. Nitze	47	Chief Operating Officer

(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Member of Nominating and Corporate Governance Committee

Directors:

Mr. Beery served as Senior Vice President and General Counsel for SmithKline Beecham and subsequently GlaxoSmithKline from 1993 until his retirement in 2001. Prior to that, Mr. Beery practiced law with international law firms in New York, Tokyo and London, including serving as Managing Partner of the London office of Morrison & Foerster, specializing in strategic transactions and general corporate matters for a variety of industries. Following his retirement from GlaxoSmithKline, Mr. Beery is Senior Of Counsel to the London office of Covington & Burling. Mr. Beery also serves as a director for deCODE genetics, Inc. and Orchid Cellmark, Inc. Mr. Beery has been a director of Martek since March 2004. His term expires in 2006.

Mr. Flanagan is Executive Vice President of Clark Enterprises, Inc. ("Clark"), one of the largest privately-held construction companies in the United States, a position he has held since 1989. Prior to joining Clark, Mr. Flanagan was the Treasurer, Secretary and member of the Board of Directors of the Baltimore Orioles, Inc. and was also employed as a member of Arthur Andersen's audit division in the Washington, D. C. office. Certified as a public accountant in Washington, D.C., Mr. Flanagan has been a director of Martek since April 2002. His term expires in 2006.

Mrs. Kawalek retired in 2004 after serving for 25 years in various capacities at Quaker Oats, Inc., a consumer goods company and since 2001, a business unit of PepsiCo. From 2002 until her retirement, she served as President of PepsiCo's Quaker Foods division. In 2001, Mrs. Kawalek served as President of Quaker Oats' U.S. Foods division and from 1997 through 2000, she served as President of the Hot Breakfast division. Mrs. Kawalek also serves as director for Kimball International, Inc. Mrs. Kawalek has been a director of Martek since January 2006. Her term expires in 2008.

Mr. Keller retired from his position as Martek's Senior Vice President of Sales and Marketing in 2005, a position he held since 1997. Prior to joining Martek, Mr. Keller had been consulting after spending a 25-year career at Merck, most recently as Vice President of Sales from 1986 to 1993. In this position, he was responsible for all U.S. sales operations, including the direction of a support staff of 4,500 personnel and a sales volume of $4.2 billion. Mr. Keller also serves as a director of WebMD Health Corp. Mr. Keller has been a director of Martek since October 2005. His term expires in 2008.

Mr. Linsert joined Martek as Chairman of the Board in 1988 and became Chief Executive Officer in 1989. From 1987 to 1988, he was primarily engaged as President of American Technology Investments Corp., a consulting company specializing in the development and financing of early stage companies in the Mid-Atlantic area. He was President and Chief Executive Officer of Suburban Capital Corporation, a venture capital subsidiary of

Sovran Financial Corporation (now Bank of America), from 1983 to 1987. Prior to 1983, Mr. Linsert was Vice President of Inverness Capital Corporation, a small business investment company, and Vice President of First Virginia Bank. He also served as a Captain in the U.S. Marine Corps and as an artillery officer in Vietnam. His term expires in 2008. Mr. Linsert will retire as Chief Executive Officer on June 30, 2006 and will continue as Chairman of Martek's Board of Directors.

Mr. Macklin serves as a director of MedImmune, Inc. (biotechnology) and Overstock.com (internet sales), and is a director, trustee, or managing general partner, as the case may be, of 48 of the investment companies in the Franklin Templeton Group of Funds. Mr. Macklin was formerly the Deputy Chairman of White Mountains Insurance Group, Inc. from 2001 to 2004, Chairman of White River Corporation (financial services) from 1993 to 1998, President of the National Association of Securities Dealers, Inc. (1970-1987) and Chairman of Hambrecht and Quist Group (1987-1992). From 1998-2002, Mr. Macklin was also a member of the Board of Directors of WorldCom, Inc. (now called MCI, Inc). Mr. Macklin has been a director of Martek since 1998. His term expires in 2006, and he has indicated that he intends to retire as a director at that time.

Mr. MacMaster served in various management positions at Merck & Co., Inc. ("Merck") from 1961 to 1988, at which time he was appointed Senior Vice President responsible for ten divisions, including Manufacturing and Technology, and Pharmaceutical Manufacturing. Mr. MacMaster retired from Merck in 1991 and currently serves as a director for Neose Technologies, Inc. (biotechnology) and Stratton Mutual Funds. Mr. MacMaster has been a director of Martek since 1993. His term expires in 2007.

Mr. Mahar has served as President of Hillside Management, a consulting firm, since 1992. From 1991 to 1992, Mr. Mahar was a Vice President at Salomon Brothers Inc., serving as a principal for the Venture Capital Fund. From 1985 to 1991, Mr. Mahar was Executive Vice President and Chief Operating Officer of Elf Technologies, Inc., a venture capital firm. Mr. Mahar was reelected as a director of Martek in February 1993. Prior to that time, he served as a director of Martek from 1988 until 1991. His term expires in 2007.

Dr. Panem is a partner in Cross Atlantic Partners, an investment company specializing in biotechnology and healthcare. Prior to 1999, Dr. Panem was President of Vector Fund Management, L.P. ("VFM"), which focused on later-stage companies. Prior to joining VFM, she served as Vice President and Portfolio Manager for the Oppenheimer Global BioTech Fund, a mutual fund that invested in public and private biotechnology companies. Prior to joining Oppenheimer, Dr. Panem was a Vice President at Salomon Brothers Venture Capital, a fund focused on early and later-stage life sciences and technology investments. Dr. Panem has been a director of Martek since May 1995. Prior to that time, she served as a director from June 1990 until February 1993. Dr. Panem also serves as a director for Bioject, Inc. (healthcare equipment manufacturer). Her term expires in 2008.

Dr. Radmer, a founder of Martek, has served since 1985 as a director. He served as our President and Chief Scientific Officer from our inception through March 2003. Prior to 1985, he worked for 17 years at Martin Marietta Corp. where he headed the Biosciences Department which performed research to develop new products from microalgae, among other activities. He has served as an Adjunct Associate Professor and Associate Member of the Graduate Faculty at the University of Maryland. His term expires in 2006, and he has indicated that he intends to retire as a director at that time.

Mr. Rotberg has been an independent advisor to international development and financial institutions since 1990. From 1987 to 1990, Mr. Rotberg was Executive Vice President and a member of the Executive Committee at Merrill Lynch & Co., Inc. From 1969 to 1987, Mr. Rotberg was Vice President and Treasurer of the World Bank. Mr. Rotberg has been a director of Martek since 1992. His term expires in 2007.

Executive Officers (in addition to Mr. Linsert):

Mr. Abramson joined Martek in 2003 as head of Corporate Development. Prior to joining Martek, he was the Executive Vice President and General Counsel for U.S. Foodservice from 1996 to 2003. In this position, Mr. Abramson oversaw the legal and regulatory affairs of U.S. Foodservice, a large foodservice distributor in the United States, and advised on business development opportunities for this company. U.S. Foodservice became a subsidiary of Royal Ahold in 2000. In addition, Mr. Abramson was also the Executive Vice President for Legal Affairs at Ahold, U.S.A. from 2000 to 2003. Mr. Abramson also served on the Board of Directors of U.S. Foodservice from 1994 to 2003. Prior to joining U.S. Foodservice, from 1983 until 1996, Mr. Abramson was a partner at Levan, Schimel, Belman & Abramson, P.A., now a part of Miles & Stockbridge. Mr. Abramson graduated from George Washington University in 1975, where he obtained a Bachelors of Business Administration in accounting. He received his Juris Doctor degree, with honors, from the University of Maryland School of Law in 1978. Mr. Abramson is a member of the Maryland Bar.

Mr. Barker joined Martek in 2000 as Senior Vice President, General Counsel and Secretary. Prior to joining Martek, Mr. Barker was Senior Vice President of Howard County General Hospital, Inc: A Member of Johns Hopkins Medicine and its affiliate Howard County Health Services, Inc. From 1982 to 1991, Mr. Barker was Senior Vice President for Development, General Counsel and Secretary of The Enterprise Development Company, a real estate development company located in Columbia, Maryland. Prior to 1982, Mr. Barker held positions as a partner of a Baltimore, Maryland, law firm and Associate General Counsel and Assistant Secretary of The Rouse Company, a real estate development company also located in Columbia, Maryland. Mr. Barker has an A.B. degree from Princeton University and a LL.B. degree from Columbia University.

Mr. Buzy joined Martek in 1998 as Chief Financial Officer. Prior to joining Martek, Mr. Buzy spent 13 years with the accounting firm of Ernst & Young LLP, most recently as an audit partner in the Northern Virginia High Technology/Life Sciences Practice. Mr. Buzy is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. He received his B.S. in accounting from Salisbury University.

Mr. Dubin joined Martek in 1992, where he served in various management positions, including CFO, Treasurer, Secretary, General Counsel and Senior Vice President of Business Development. In 2000, he moved to a part-time position of Senior Advisor - Business Development, a role he filled until his election to President of Martek in September 2003. He also spent time during 2000 through 2003 co-founding and co-managing a Maryland-based, angel-investing club that funds early-stage, high-potential businesses. He was also "Of Counsel" to the law firm Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. during part of 2001 and 2002. Prior to 1992, Mr. Dubin worked in the financing and management of early-stage businesses and, over a period of 12 years, served in various positions at Suburban Bank, now part of Bank of America, including Vice President and Treasurer of their venture capital subsidiary, Suburban Capital Corporation. Mr. Dubin received a B.S in accounting from the University of Maryland and a Juris Doctor degree from the George Washington University. Mr. Dubin is a Certified Public Accountant and a member of the Maryland Bar. Mr. Dubin will become Chief Executive Officer of Martek upon Mr. Linsert's retirement on June 30, 2006.

Mr. Easterling joined Martek in 2003 in connection with Martek's acquisition of FermPro Manufacturing, LP ("FermPro"). With the acquisition, he was named Vice President of Manufacturing of Martek, and in March 2004, he was elected to the position of Senior Vice President of Manufacturing. From 1994 to 2003, Mr. Easterling served as President and CEO of FermPro, a provider of contract fermentation services with a workforce of over 100 personnel. From 1980 to 1994, Mr. Easterling served in various management capacities for Gist-Brocades. He received a B.S. in premedicine from Clemson University.

Dr. Flatt joined Martek in 2002 as Senior Vice President, Research and Development. Prior to joining Martek, Dr. Flatt was the Vice President of Research and Development for OmegaTech, Inc., a DHA producer in Boulder, Colorado that was acquired by Martek in April 2002. In his position with OmegaTech, Dr. Flatt managed all corporate research and development, including discovery, ingredient technology, food and analytical sciences and process development. Prior to joining OmegaTech in 2000, Dr. Flatt held a position at Procter & Gamble and was Vice President of Fermentation and Process Research for the Kelco division of Merck, where he led the development and commercialization of several major new products and processing technologies. Dr. Flatt is the author of six patents and numerous professional papers. He received his B.S. in chemical engineering from the Massachusetts Institute of Technology, his M.S. in chemical engineering from the University of California - Berkeley, and his Ph.D. in chemical and biochemical engineering from the University of Wisconsin - Madison.

Mr. Nitze joined Martek in 2005 as Chief Operating Officer. Prior to joining Martek, Mr. Nitze served as Vice President of Operations at DRS Technologies, with responsibility for the alignment and deployment of the company's manufacturing and supply chain resources. Before joining DRS Technologies, Mr. Nitze served as the Chief Operating Officer of Regulatory DataCorp, a New York City firm that provides risk management services to financial services institutions, from July 2002 to April 2004. Prior to joining Regulatory DataCorp, Mr. Nitze was the business leader of the Optoelectronics venture at Honeywell International from February 2000 to November 2001, where he had previously served as the head of global operations for the Amorphous Metals division. Mr. Nitze began his career at General Electric Co. in finance and subsequently held a variety of positions in engineering, marketing, supply chain and operations management. Mr. Nitze has over 20 years of operations and general management experience with small, medium and large companies. He holds two M.S. degrees in engineering from Stanford University and a B.A. degree from Harvard.

COMPANY

Martek was incorporated in Delaware in 1985. Martek's principal executive offices are located at 6480 Dobbin Road, Columbia, Maryland 21045. Our telephone number is (410) 740-0081 and our website address is http://www.martekbio.com. We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports available on our website free of charge as soon as practicable after we file with the SEC.

Financial information prepared in accordance with U.S. generally accepted accounting principles, including information about revenues from customers, measures of profit and loss, total assets, financial information regarding geographic areas and export sales, can be found in our Consolidated Financial Statements included in this Annual Report.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the NASDAQ National Market System under the symbol MATK. As of January 11, 2006, there were approximately 358 holders of record of the Company's common stock. The price of the Company's common stock was $26.78 on January 11, 2006. No cash dividends have been paid on the common stock and the Company does not anticipate paying any cash dividend in the foreseeable future. Dividend payments are restricted under the Company's Amended and Restated Loan and Security Agreement dated September 30, 2005. The following table sets forth, for the calendar periods indicated, the range of high and low sales prices for the Company's common stock as reported by NASDAQ:

Sales Price Range of Common Stock

Fiscal 2004	High	Low
November 1, 2003 - January 31, 2004	$69.10	$46.46
February 1, 2004 - April 30, 2004	$73.36	$55.80
May 1, 2004 - July 31, 2004	$72.69	$44.51
August 1, 2004 - October 31, 2004	$58.95	$43.89

Fiscal 2005	High	Low
November 1, 2004- January 31, 2005	$53.85	$38.50
February 1, 2005 – April 30, 2005	$70.50	$32.00
May 1, 2005 - July 31, 2005	$46.23	$33.57
August 1, 2005 - October 31, 2005	$52.48	$28.20

No repurchases of common stock took place during the fourth quarter of fiscal 2005.

MARTEK BIOSCIENCES CORPORATION
SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes contained in this Annual Report.

	Year ended October 31,				
In thousands, except per share data	**2005**	**2004**	**2003**	**2002**	**2001**
Consolidated Statements of Operations Data					
Revenues					
Product sales	$ 203,765	$ 170,565	$ 112,298	$ 46,055	$ 18,824
Contract manufacturing sales	14,087	13,928	2,439	—	—
Total revenues	217,852	184,493	114,737	46,055	18,824
Costs and expenses					
Cost of product sales	120,865	103,423	66,347	29,794	12,554
Cost of contract manufacturing sales	12,516	11,570	2,192	—	—
Research and development	20,468	18,596	13,154	12,188	12,705
Selling, general and administrative	33,404	25,804	16,275	11,804	7,969
Other operating expenses	7,654	4,000	1,943	406	565
Restructuring charge	—	—	(250)	1,266	—
Acquired in-process research and development	—	—	—	15,788	—
Total costs and expenses	194,907	163,393	99,661	71,246	33,793
Income (loss) from operations	22,945	21,100	15,076	(25,191)	(14,969)
Other income, net	1,125	772	916	958	1,267
Income (loss) before income tax provision (benefit)	24,070	21,872	15,992	(24,233)	(13,702)
Income tax provision (benefit)	8,786	(25,176)	—	—	—
Net income (loss)	$ 15,284	$ 47,048	$ 15,992	$ (24,233)	$ (13,702)
Net income (loss) per share, basic	$ 0.49	$ 1.62	$ 0.63	$ (1.10)	$ (0.73)
Net income (loss) per share, diluted	$ 0.48	$ 1.55	$ 0.58	$ (1.10)	$ (0.73)
Shares used in computing basic earnings per share	31,164	29,033	25,510	21,982	18,864
Shares used in computing diluted earnings per share	32,032	30,386	27,417	21,982	18,864

	October 31,				
	2005	**2004**	**2003**	**2002**	**2001**
Consolidated Balance Sheets and Other Data					
Cash, cash equivalents, short-term investments and marketable securities	$ 33,347	$ 42,650	$ 96,971	$ 22,419	$ 26,682
Working capital	124,208	68,195	106,218	30,457	31,501
Total assets	578,485	501,398	295,523	124,312	56,603
Long-term debt, notes payable and other long-term obligations	66,115	97,175	10,441	—	—
Long-term portion of unearned revenue	8,959	9,140	8,992	2,246	2,353
Accumulated deficit	(49,236)	(64,520)	(111,568)	(127,560)	(103,327)
Total stockholders' equity	469,205	346,164	243,964	105,977	46,701
Cash dividends declared — common stock	—	—	—	—	—

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements concerning our business and operations, including, among other things, statements concerning the following:

- *expectations regarding future revenue growth, product introductions, growth in nutritional product sales, margin and productivity improvements and potential collaborations and acquisitions;*
- *expectations regarding sales to and by our infant formula licensees;*
- *expectations regarding marketing of our oils by our infant formula licensees;*
- *expectations regarding future efficiencies in manufacturing processes and the cost of production of our nutritional oils;*
- *expectations regarding future purchases of third-party manufactured oils;*
- *expectations regarding the amount of production capacity and our ability to meet future demands for our nutritional oils;*
- *expectations regarding the effects of excess production capacity;*
- *expectations regarding future research and development costs;*
- *expectations regarding additional capital expenditures needed in relation to our fermentation and oil processing activities;*
- *expectations regarding possibly significant expenses to defend putative securities class action lawsuits alleging false and material misstatements and omissions of material facts concerning our business and prospects; and*
- *expectations regarding our ability to protect our intellectual property.*

Forward-looking statements include those statements containing words such as the following:

- *"will,"*
- *"should,"*
- *"could,"*
- *"anticipate,"*
- *"believe,"*
- *"plan,"*
- *"estimate,"*
- *"expect,"*
- *"intend," and other similar expressions.*

All of these forward-looking statements involve risks and uncertainties. They and other forward-looking statements in this annual report are all made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We wish to caution you that our actual results may differ significantly from the results we discuss in our forward-looking statements. We discuss some of the risks that could cause such differences in Item 1A. Risk Factors in our Form 10-K for the year ended October 31, 2005 and in our various other filings with the Securities and Exchange Commission. Our forward-looking statements speak only as of the date of this document, and we do not intend to update these statements to reflect events or circumstances that occur after that date.

GENERAL

Martek was founded in 1985. We are a leader in the development and commercialization of products derived from microalgae, fungi and other microbes. Our leading products are nutritional oils used as ingredients in infant formula and foods and beverages and as ingredients in, and encapsulated for use as, dietary supplements. Our nutritional oils are comprised of fatty acid components, primarily docosahexaenoic acid, commonly known as DHA, and arachidonic acid, commonly known as ARA. Research has shown that these fatty acids may enhance mental and visual development in infants, that they may play a pivotal role in brain function throughout life, and that they may reduce the risk of cardiovascular disease. Low levels of DHA in adults have been linked to a variety of health risks, including Alzheimer's disease. Further research is underway to assess the role of supplementation with our DHA on a variety of health risks. Additional applications of our patented technology based upon microalgae include our currently marketed fluorescent detection products that can be used by researchers as an aid in drug discovery and diagnostics.

In 1992, we realized our first revenues from license fees related to our nutritional oils containing DHA and ARA and sales of sample quantities of these oils. In 1995, we recognized our first product and royalty revenues from sales of infant formula containing these oils, and in 1996 we began to realize revenues from the sale of Neuromins®, a DHA dietary supplement. In 1998, we first realized revenues from the sale of our fluorescent detection products. In 2001, the FDA completed a favorable review of our generally recognized as safe notification for the use of our DHA and ARA oil blend in specified ratios in infant formula. We have entered into license agreements with 21 infant formula manufacturers, who collectively represent approximately 70% of the estimated \$8.5 to \$9.5 billion worldwide wholesale market for infant formula and nearly 100% of the estimated \$3.0 to \$3.5 billion U.S. wholesale market for infant formula, including the wholesale value of Women, Infant & Children program ("WIC") rebates. WIC is a federal grant program administered by the states for the benefit of low-income, nutritionally at-risk women, infants and children. Our licensees include infant formula market leaders Mead Johnson Nutritionals, Nestle, Abbott Laboratories, Wyeth and Royal Numico, each of whom is selling infant formula fortified with our nutritional oils. Our licensees are now selling term infant formula products containing our oils collectively in over 30 countries and pre-term infant formula products containing our oils collectively in over 60 countries around the world. Pre-term infant formula products comprise less than 5% of the total infant formula market worldwide. Supplemented infant formulas manufactured by Mead Johnson Nutritionals, Abbott Laboratories, Wyeth and Nestle are currently being sold in the United States.

In April 2002, we acquired OmegaTech, Inc. ("OmegaTech" or "Martek Boulder"), a low-cost algal DHA producer located in Boulder, Colorado. OmegaTech had been in the fermentable DHA business since 1987, and had accumulated over 100 issued and pending patents protecting its DHA technology. Its revenues mainly consisted of sales of DHA into the dietary supplement and animal feed markets. We acquired OmegaTech to obtain its low-cost DHA oil and related intellectual property for use in the adult supplements market and future use in the food and beverage markets.

In June 2002, the Australia New Zealand Food Standards Council authorized the use of DHA-S oil for use as a Novel Food ingredient in Australia and New Zealand. In June 2003, the European Commission authorized the use of our DHA-S oil and declared that our DHA-S oil may be sold in the European Community as a Novel Food ingredient. This Novel Food designation authorizes the use of our DHA-S as an ingredient in certain foods such as certain dairy products, including cheese and yogurt (but not milk-based drinks), spreads and dressings, breakfast cereals, food supplements and dietary foods for special medical purposes in the European Community. In February 2004, the FDA completed a favorable review of our GRAS notification for the use of DHA-S in food and beverage applications. We are currently selling DHA-S products in the dietary supplement, food and beverage and animal feed markets domestically and internationally.

In September 2003, we purchased certain assets and assumed certain liabilities of FermPro Manufacturing, LP, which operated a fermentation facility located in Kingstree, South Carolina. FermPro provided contract fermentation services and had an experienced workforce of over 100 personnel on a site of over 500 acres with extensive fermentation, recovery, laboratory and warehousing capabilities. The addition of the FermPro facility and workforce has enabled us to expand our production capabilities through the existing facility, as well as the significant plant expansion that was completed in fiscal 2005.

During the past two years, several new products were launched that contained Martek DHA™, including:

- Mead Johnson launched Expecta® LIPIL®, a DHA supplement for pregnant and nursing women containing Martek DHA™.
- PBM Products launched a beverage containing Martek DHA™ that is formulated for diabetics and people with atypical glucose tolerance.
- GlaxoSmithKline launched a second powdered drink mix containing Martek DHA™ in India. The product, Junior Horlicks, is formulated for a child's developing brain and nervous system. GlaxoSmithKline has previously launched an adult DHA beverage.
- First Horizon Pharmaceutical® has recently launched OptiNate™ and Mission Pharmacal will soon launch CITRACAL® Prenatal + DHA. Both of these products are prescription prenatal supplements containing Martek DHA™.
- Vincent Foods, LLC has begun offering Oh Mama! nutrition bars containing Martek DHA™, which also target pregnant and nursing women.
- Several egg producers, including Gold Circle Farms®, are now offering eggs and liquid eggs using Martek DHA™. These eggs are sold in several grocery store chains in the U.S. and Europe.
- Priégola has launched Simbi + Omega-3 yogurt with Martek DHA™, which is now available in major supermarket chains throughout Spain and is being marketed to children and adults for its brain health benefits.

All of these products are expected to generate additional revenue for us during fiscal 2006.

Prior to fiscal 2003, we incurred losses in each year since our inception. For the years ended October 31, 2005, 2004 and 2003, we recognized approximately $15.3 million, $47.0 million and $16.0 million of net income, respectively, and as of October 31, 2005, our accumulated deficit was approximately $49.2 million. Although we anticipate continued growth in annual sales of our nutritional oils, and we have achieved an operating profit in each of the last three fiscal years, we may continue to experience quarter-to-quarter and year-to-year fluctuations in our future operating results, some of which may be significant. The timing and extent of such fluctuations will depend, in part, on the timing and receipt of oils-related revenues. The timing and extent of future oils-related revenues are largely dependent upon the following factors:

- the timing of infant formula market introductions by our licensees both domestically and internationally;
- the timing and extent of stocking and destocking of inventory by our licensees, including the potential that licensees will move to "just in time" inventory purchasing now that we have reached a base finished goods inventory level;
- the timing and extent of introductions of DHA into various child and/or adult applications;
- the continued acceptance of products containing our oils under state-administered reimbursement programs in the U.S.;
- the continued acceptance of these products by consumers and continued demand by our customers;
- the ability by us, DSM and other third-party manufacturers to produce adequate levels of our nutritional oils on a consistent basis;
- our ability to protect against competitive products through our patents;
- competition from alternative sources of DHA and ARA; and
- agreements with other future third-party collaborators to market our products or develop new products.

As such, the likelihood, timing and extent of future profitability are largely dependent on factors such as those mentioned above, as well as others, over which we have limited or no control.

CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

The preparation of our consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates and judgments, which are based on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. By their nature, estimates are subject to an inherent degree of uncertainty and, as such, actual results may differ from our estimates. We believe that the following significant accounting policies and assumptions involve a higher degree of judgment and complexity than others.

Valuation of Long-lived Assets We review our long-lived assets, including fixed assets and certain identified intangibles, for impairment as events or changes in circumstances occur indicating that the carrying amount of the asset may not be recoverable. As of October 31, 2005, these long-lived assets had a total net book value of $321.9 million. Included in these long-lived assets are approximately $37.5 million of qualified production equipment whose use is not currently required due to excess capacity. Undiscounted cash flow analyses are used to assess impairment. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. While management believes that its projections are reasonable and that no impairment of these assets exists, different assumptions could affect these evaluations and result in material impairment charges against the carrying value of these assets.

Revenue Recognition We derive revenue principally from two sources: product sales and contract manufacturing. We recognize revenue when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collectibility is probable and the product is shipped thereby transferring title and risk of loss. Typical infant formula license contracts include an upfront license fee, a prepayment of product sales and established pricing on future product sales. In accordance with Emerging Issues Task Force No. 00-21 ("EITF No. 00-21"), "Revenue Arrangements with Multiple Deliverables," the consideration from these contracts is allocated based on the relative fair values of the separate elements. Revenue is recognized on product sales when goods are shipped and all other conditions for revenue recognition are met. Cash received as a prepayment on future product purchases is deferred and recognized as revenue when product is shipped. Revenue from product licenses is deferred and recognized on a straight-line basis over the term of the agreement. Royalty income is recorded when earned, based on information provided by our licensees.

Contract manufacturing revenue is recognized when goods are shipped to customers and all other conditions for revenue recognition are met. Cash received that is related to future performance under such contracts is deferred and recognized as revenue when earned.

Deferred Income Taxes We provide for income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting bases and the tax bases of assets and liabilities. We also recognize deferred tax assets for certain tax net operating loss carryforwards. These deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such amounts are expected to reverse or be utilized. As of October 31, 2005, our total gross deferred tax asset was $73.5 million. The realization of deferred tax assets is contingent upon the generation of future taxable income. When appropriate, we recognize a valuation allowance to reduce such deferred tax assets to amounts that are more likely than not to be ultimately realized. The calculation of deferred tax assets (including valuation allowances) and liabilities requires management to apply significant judgment related to such factors as the application of complex tax laws, changes in tax laws and the future operations of the Company. We review our deferred tax assets on a quarterly basis to determine if a change to our valuation allowance is required based upon these factors. As of October 31, 2005, our deferred tax asset valuation allowance was $23.8 million, which related primarily to certain net operating loss carryforwards whose realization is uncertain. Changes in our assessment of the need for a valuation allowance could give rise to a change in such allowance, potentially resulting in material amounts of additional expense or benefit in the period of change.

Inventory We carry our inventory at the lower of cost or market. We regularly review inventory quantities on hand and record a reserve for excess, obsolete and "off-spec" inventory based primarily on an estimated forecast of product demand and the likelihood of consumption in the normal course of manufacturing operations. Those reserves are based on significant estimates. Our estimates of future product demand or assessments of future consumption may prove to be inaccurate, in which case we may have understated or overstated the provision required. Although we make every effort to ensure the accuracy of our forecasts and assessments, any significant unanticipated changes, particularly in demand or competition levels, could have a significant impact on the values of our inventory and our reported operating results.

Stock-Based Compensation We account for employee stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, which require us to recognize compensation cost for the excess of the fair value of the stock at the grant date over the exercise price, if any. An alternative method of accounting would apply the principles of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which require the fair value of the stock option to be recognized at the date of grant and amortized to compensation expense over the stock option's vesting period. No stock-based employee compensation cost for stock options is reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Stock-based compensation for non-employees is accounted for using the fair value-based method in accordance with SFAS 123. See "Recently Issued Accounting Pronouncements."

MANAGEMENT OUTLOOK

From fiscal 2003 through early fiscal 2005, the demand for our nutritional oils by our customers for use in infant formula products exceeded production output and capacity and, as such, we limited the orders we accepted for our nutritional oils. Some of our customers responded to the shortages and inconsistent supply by building inventory, and we have had difficulty in predicting with certainty our customers' future ordering in light of limited visibility into our customers' supply chains and expansion plans. To improve visibility into our customers' planned orders and to better understand the base level of orders required to meet current demand, we have worked closely with our customers to obtain new order projections. To address our production output and capacity issues, we and DSM have added production capacity. As a result, we are no longer limiting the orders we accept for nutritional oils, and, furthermore, we have been able to accumulate and expect to maintain DHA and ARA finished goods inventory at levels which no longer constrain revenue growth.

We believe that the outlook for future revenue growth remains positive, although quarterly results may show significant fluctuations. Specifically, we believe that over the next twelve to eighteen months, our infant formula product sales in the U.S. market will continue to grow at a measured pace consistent with the consumer demand growth for fortified infant formula. Expansion by our customers into new international markets offers a potentially higher growth rate, but is subject to the timing of the launches. We also believe that we will continue to gain market share in existing international markets and new products containing our oils will be launched by licensees.

In fiscal 2005, approximately 96% of our product sales revenues related to the sales of our oils for use in infant formula, pregnancy and nursing supplements and toddler products. We anticipate increased future sales of our oils for other products such as foods and beverages developed to promote cognitive function and cardiovascular health. We expect that the majority of these sales will come through collaborative relationships with larger companies in the nutritional and food and beverage markets. We anticipate that over the next few years, these sales will expand and could ultimately represent a larger potential market than infant formula.

PRODUCTION

We manufacture oils rich in DHA at our fermentation and oil processing facilities located in Winchester, Kentucky and Kingstree, South Carolina. As of October 31, 2005, we have completed the extensive expansion at our Kingstree facility for the fermentation and processing of our nutritional oils. We have spent approximately $188 million on the expansion since the inception of the project in fiscal 2003.

Our ARA oils are purchased from DSM as manufactured at its Capua, Italy and Belvidere, New Jersey plants. DSM recently completed its expansion of its ARA production capabilities at its Belvidere facility, which has been increasing its quarterly output. This has allowed us to build our ARA inventory and we are continuing to build this ARA inventory in the short-term, until the Belvidere facility exhibits more consistent production performance. We are now receiving approximately one-half of our ARA from DSM's Belvidere facility. Because DSM is a third-party manufacturer, we do not have full control over the timing and level of its Capua and Belvidere production volumes. Annual ARA pricing utilizes a cost-plus arrangement and is based on the prior year's actual costs incurred adjusted for current year expectations. Calendar 2005 ARA purchases have been valued by us based on pricing established through this methodology and invoiced from DSM. As part of our April 2004 agreement with DSM, we are required to guarantee the recovery to DSM of certain expansion costs incurred by them. Our guarantee to DSM which relates to their phase one expansion and was initially valued at $8 million has been eliminated through ARA purchases in the normal course of business. In addition, we are in the process of finalizing an amendment to the April 2004 agreement with DSM. This amendment, among other things, will establish our guarantee of DSM's phase two expansion costs. This guarantee will have a maximum value of $40 million, with such amounts able to be reduced annually through December 31, 2008 based upon ARA purchases in excess of a specified minimum threshold. We expect that as of December 31, 2005, this phase two proposed guarantee would have been reduced to approximately $32 million, primarily as a result of ARA purchases in the second half of 2005 upon completion of DSM's phase two expansion.

We have attempted to reduce the risk inherent in having a single supplier, such as DSM, through certain elements of the supply agreement entered into with DSM in April 2004. In connection with this agreement, we have licensed the DSM technology associated with ARA production. Through this license and the overall supply arrangement, we have the ability to produce, either directly or through a third party, an unlimited amount of ARA. The sale of such self-produced ARA is limited annually, however, to the greater of (i) 100 tons of ARA oil or (ii) any amounts ordered by us that DSM is unable to fulfill. During fiscal 2005, we demonstrated the ability to produce limited amounts of ARA in our plants. To further improve our overall ARA supply chain, we have directly engaged a U.S.-based provider of certain post-fermentation ARA manufacturing services and have added additional ARA downstream processing capacity at Kingstree. Along with our pending ARA extraction capabilities at Kingstree, the addition of the third-party facility provides us with multiple U.S. sites for the full downstream processing of ARA.

When combining our current DHA production capabilities in Winchester and Kingstree with DSM's current ARA production capabilities in Italy and the U.S., we have production capacity for DHA and ARA products in excess of $500 million in annualized sales to the infant formula, dietary supplement and food and beverage markets. As such, our production capabilities exceed current demand; however, we have the ability to manage production levels and, to a certain extent, control our manufacturing costs. Nonetheless, when experiencing excess capacity, we may be unable to produce the required quantities of oil cost-effectively.

We also have several other contractual agreements with third-party manufacturers to assist in the production of our nutritional oils. Among them, we have an agreement for the production of DHA-S biomass that we sell to animal feed companies or process further for use in the adult supplement and food and beverage markets. We currently have a minimum purchase commitment under this agreement that expires on June 30, 2006. As of October 31, 2005, our remaining obligation was approximately $1.8 million. We do not anticipate extending this third-party arrangement due to the recent refinement and scale-up of our internal production capabilities for DHA-S at both our Winchester, Kentucky and Kingstree, South Carolina facilities.

The commercial success of our nutritional oils will depend, in part, on our ability to manufacture these oils or have them manufactured at large scale on a continuous basis and at a commercially acceptable cost. Our success will also be somewhat dependent on our ability to align our production with customer demand. If market demand subsides due to our inability to meet demand for our products, our results could be negatively impacted. There can also be no assurance that we will be able to successfully optimize production of our nutritional oils, or continue to comply with applicable regulatory requirements, including GMP requirements. Under the terms of several of our infant formula licenses, our licensees may elect to manufacture these oils themselves. We are currently unaware of any of our licensees producing our oils or preparing to produce our oils, and estimate that it would take a licensee a minimum of one year to implement a process for making our oils.

ACQUISITIONS AND DISPOSITIONS

In September 2003, we purchased, through a wholly-owned subsidiary, certain assets and assumed certain liabilities of FermPro, which operated a fermentation facility located in Kingstree, South Carolina. The addition of the FermPro facility added to our production capabilities and has allowed us to establish a second manufacturing facility that now has redundant capabilities. The purchase price of the assets acquired and liabilities assumed included a payment of approximately $12.2 million, comprised of $5.4 million in cash, 124,788 shares of our common stock valued at approximately $5.6 million, and approximately $1.2 million in acquisition-related fees and expenses. In addition, a $10 million note was assumed as part of the transaction. The results of operations of FermPro have been included in the accompanying consolidated statements of income from the date of the acquisition. The purchase price has been allocated to the assumed assets and liabilities of FermPro based on their relative fair values.

In April 2002, we completed our acquisition of OmegaTech for approximately $54.1 million. Approximately $49.3 million of the purchase price was related to the value of 1,765,728 shares of our common stock ($1.5 million of which related to OmegaTech transaction costs paid by us), approximately $2.1 million was for our acquisition-related fees and expenses, and approximately $2.7 million was related to the fair value of 154,589 vested OmegaTech stock options that were assumed as part of the transaction. The merger agreement also provides for additional stock consideration of up to $40 million, subject to certain pricing adjustments, if certain milestones are met. Two of these milestones relate to operating results (sales and gross profit margin objectives by October 2003 and October 2004) and two relate to regulatory approvals in the U.S. and Europe. One of the regulatory approval milestones related to the granting of Novel Foods approval in Europe for the OmegaTech DHA-S oil. In June 2003, the European Commission granted approval of the use of this oil in certain foods in the European Community, meeting the conditions of this regulatory milestone. Accordingly, approximately 358,566 shares of Martek common stock, with a fair market value of approximately $14.2 million, were issued during the third quarter of fiscal 2003. The payment of this additional consideration was recorded as goodwill.

As of October 31, 2005, we do not believe the second regulatory milestone has been achieved. In addition, we do not believe that either financial milestone related to sales and gross profit margin for the periods ended October 31, 2004 and 2003 has been achieved. The representative of the former OmegaTech stockholders has advised us that he believes that the common stock issuable with respect to the second regulatory milestone as well as the financial milestone related to the period ended October 31, 2003 should be issued. Martek disagrees with that conclusion. As discussed in Item 3 of Part I of our Form 10-K for the year ended October 31, 2005, we are currently involved in litigation to resolve the dispute with respect to the second regulatory milestone. The total Martek common stock that may be issued relating to the three remaining milestones is subject to a formula that is based on the average market price of our stock on the dates that the individual milestones are determined to have been achieved, up to a maximum of 1.9 million shares. Any contingent consideration paid related to these milestones would be recorded as goodwill.

RESULTS OF OPERATIONS

Revenues

The following table presents revenues by category (in thousands):

	Year ended October 31,		
	2005	2004	2003
Product sales	$ 203,765	$ 170,565	$ 112,298
Contract manufacturing sales	14,087	13,928	2,439
Total revenues	$ 217,852	$ 184,493	$ 114,737

Product sales increased by $33.2 million or 19% in fiscal 2005 as compared to fiscal 2004, primarily due to higher sales of nutritional products to our infant formula licensees. Substantially all of our product sales in fiscal 2005 and 2004 relate to the sale of our oils for use in infant formulas. Included in product sales in fiscal 2005 was $5.6 million in sales of DHA oil for the pregnancy and nursing market, such sales having begun during the fourth quarter of fiscal 2004. Approximately 88% of our product sales in fiscal 2005 was generated by sales to Mead Johnson Nutritionals, Abbott Laboratories, Nestle and Wyeth. Although we are not given precise information by our customers as to the countries in which infant formula containing our oils is ultimately sold, we estimate that approximately two-thirds of our sales to infant formula licensees for fiscal 2005 relate to sales in the U.S. The first infant formulas containing our oils were introduced in the U.S. in February 2002 and, as of October 31, 2005, we estimate that formula supplemented with our oils had penetrated approximately 75% of the U.S. infant formula market.

Product sales increased by $58.3 million or 52% in fiscal 2004 as compared to fiscal 2003, primarily due to a continued increase in sales of our oils to both existing and new infant formula licensees. Substantially all of our product sales in fiscal 2004 relate to the sale of our oils for use in infant formulas. Approximately 90% of our fiscal 2004 product sales revenue was generated by sales to Mead Johnson Nutritionals, Abbott Laboratories, Wyeth and Nestle.

We anticipate that annual product sales will continue to grow. Our future sales growth is dependent to a significant degree upon the following factors: (i) the launches and expansions of products containing our nutritional oils by our customers in new and existing markets; (ii) our ability to maintain a consistent flow of production; (iii) the launches of new products containing our nutritional oils by current or future customers; and (iv) the availability of competitive products.

Contract manufacturing sales revenues, totaling approximately $14.1 million, $13.9 million and $2.4 million in fiscal 2005, 2004 and 2003, respectively, relate to fermentation work performed for various third parties at our Kingstree, South Carolina facility.

As a result of the above, total revenues increased by $33.4 million or 18% in fiscal 2005 as compared to fiscal 2004 and increased by $69.8 million or 61% in fiscal 2004 as compared to fiscal 2003.

Cost and Expenses

The following table presents our operating costs and expenses (in thousands):

	Year ended October 31,		
	2005	2004	2003
Cost of revenue:			
Cost of product sales	$ 120,865	$ 103,423	$ 66,347
Cost of contract manufacturing sales	12,516	11,570	2,192
Operating expenses:			
Research and development	20,468	18,596	13,154
Selling, general and administrative	33,404	25,804	16,275
Other operating expenses	7,654	4,000	1,943
Restructuring charge	—	—	(250)
Total costs and expenses	$ 194,907	$ 163,393	$ 99,661

Cost of Product Sales Cost of product sales decreased as a percentage of product sales to 59% in fiscal 2005 from 61% in fiscal 2004. The decrease was primarily due to DHA productivity improvements (a decrease of approximately 4%) partially offset by an increase in our overall cost of ARA due primarily to the decline of the U.S. dollar against the euro, the currency in which we purchase a portion of our ARA.

Cost of product sales increased as a percentage of product sales to 61% in fiscal 2004 from 59% in fiscal 2003. The increases resulted from our use of air freight in connection with ARA shipments from Europe (an increase of approximately 2%), internal production inefficiencies in connection with the commencement of DHA manufacturing at the Kingstree plant (an increase of approximately 1%) and an increase in our overall cost of ARA due to the decline of the U.S. dollar against the euro (an increase of approximately 3%). Such increases, however, were partially offset by DHA production improvements (a decrease of approximately 2%), savings from the introduction of lower cost ARA from DSM's Belvidere facility (a decrease of approximately 1%) and insurance receipts by us associated with incidents at DSM production plants (a decrease of approximately 1%).

We expect our gross profit margins in fiscal 2006 to continue to reflect the benefits of the newly implemented DHA productivity improvements, but expect these benefits to be offset by certain idle capacity period costs in 2006 related primarily to our Kingstree facility and slight increases to our average per-unit ARA purchase costs.

Cost of Contract Manufacturing Sales Cost of contract manufacturing sales, totaling $12.5 million, $11.6 million and $2.2 million for fiscal 2005, 2004 and 2003, respectively, are the costs related to the fermentation work performed for various third parties at our Kingstree, South Carolina facility. Our contract manufacturing sales achieve significantly lower gross margins than our product sales but contribute to the recovery of our fixed overhead costs. These overall margins will vary between periods primarily due to contract mix.

Research and Development Our research and development costs increased by $1.9 million or 10% in fiscal 2005 as compared to fiscal 2004 due to additional resources focused on DHA and ARA production improvements and the development of new DHA products for the food and beverage industry, as well as the commencement of new DHA clinical studies focusing on the neurological and cardiovascular benefits of DHA.

Our research and development costs increased by $5.4 million or 41% in fiscal 2004 as compared to fiscal 2003. The increase was primarily the result of additional resources directed toward improving the quality and stability of our products and lowering our DHA production cost by increasing our fermentation production yields and developing new downstream processing techniques. The increase was also due to the commencement of new development projects, including development of ARA fermentation methods, development of DHA products for the food and beverage industry, exploration of new DHA applications and long-term development of plant-based DHA under the collaboration agreement with a Canadian biotechnology company.

Selling, General and Administrative Our selling, general and administrative costs increased by $7.6 million or 29% in fiscal 2005 as compared to fiscal 2004. The increase was primarily due to increased personnel costs (increase of $1.8 million), legal costs (increase of $1.6 million) and insurance costs (increase of $1.1 million) required to manage our overall growth as well as the costs of Sarbanes-Oxley Act compliance (increase of $1.0 million) and certain patent-related expenses (increase of $1.1 million).

Our selling, general and administrative costs increased by $9.5 million or 59% in fiscal 2004 as compared to fiscal 2003. Of the increase, approximately $2.9 million relates to the addition of the Kingstree, South Carolina plant acquired in September 2003, for which the administrative infrastructure was assumed and supports the new facility and its expansion. The remaining increase was primarily due to additional personnel ($4.2 million) and increased insurance costs ($1.7 million).

Other Operating Expenses We incurred other operating expenses of $7.7 million, $4.0 million and $1.9 million in fiscal 2005, 2004 and 2003, respectively. These expenditures related primarily to production start-up costs associated with the expansion at our Kingstree facility in fiscal 2005 and 2004 and our Winchester facility in fiscal 2003, which include training expenses and costs related to the scale-up and validation of new equipment and production processes. These costs in fiscal 2005 were comprised largely of start-up costs related to the qualification of internal ARA production in Kingstree and Winchester and DHA and DHA-S production in Kingstree. These costs also include qualification of certain third-party manufacturers as well as expenses related to the Winchester wastewater treatment matter.

Other Income, Net

Our other income, net, increased by $400,000 in fiscal 2005 as compared to fiscal 2004 and decreased by $100,000 in fiscal 2004 as compared to fiscal 2003, due primarily to changes in interest and other income resulting from varying levels of cash, cash equivalents and short-term investments and changes in interest rates. See "Liquidity and Capital Resources" for further discussion of cash on-hand.

Income Tax Provision (Benefit)

The non-cash provision for income taxes totaled $8.8 million in fiscal 2005 and has been recorded based upon our effective tax rate of 36.5%.

In fiscal 2004, we reversed approximately $51 million of our deferred tax asset valuation allowance. This reversal resulted in the recognition of an income tax benefit totaling $25.2 million, a direct increase to stockholders' equity of approximately $22.8 million due to historical non-qualified stock option exercises and a decrease to goodwill of approximately $2.6 million due to certain basis differences and net operating loss carryforwards resulting from our acquisition of OmegaTech.

As of October 31, 2005, we had net operating loss carryforwards for Federal income tax purposes of approximately $212 million. Approximately $2 million of this amount will expire, if unused, by the end of fiscal 2008 with the remainder expiring through fiscal 2023. Of the total net operating loss carryforwards, approximately $66.7 million continues to be fully reserved through a valuation allowance as realizability of these assets is uncertain at this time. Should realization of these and other deferred tax assets become more likely than not, approximately $10.9 million of the resulting benefit will be reflected as an income tax benefit upon reversal of the allowance, approximately $7.6 million will be reflected as a reduction to goodwill and approximately $5.9 million will be reflected as an increase to stockholders' equity.

Net Income

As a result of the foregoing, net income was $15.3 million in fiscal 2005 as compared to net income of $47.0 million in fiscal 2004 and net income of $16.0 million in fiscal 2003.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In October 2004, the FASB concluded that SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which would require all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value, would be effective for interim or annual periods beginning after June 15, 2005. In April 2005, the Securities and Exchange Commission delayed the effective date of SFAS 123R to the annual period beginning after June 15, 2005. SFAS 123R provides two tentative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS 123R unless those changes represent a correction of an error. For periods after the date of adoption of SFAS 123R, the modified prospective transition method described above would be applied. We will adopt SFAS 123R in the first quarter of fiscal 2006 and intend to use the modified prospective method, although we continue to review our alternatives for adoption under this new pronouncement. Based upon our projection of unvested stock options at the implementation date and potential future option grants, we expect the adoption to result in the recognition of additional compensation cost of approximately $3.0 million to $4.0 million during fiscal 2006.

In December 2004, the FASB issued SFAS No. 151, "Inventory Costs" ("SFAS 151"). SFAS 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expenses to be recognized as current period charges. Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The standard is effective for fiscal years beginning after June 15, 2005. We will adopt SFAS 151 in the first quarter of fiscal 2006. As we were already in compliance with the guidance of SFAS 151, the adoption will not have a material impact on our consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations primarily from the following sources:

- cash generated from operations;
- proceeds from the sale of equity securities;
- cash received from the exercise of stock options and warrants; and
- debt financing.

At October 31, 2005, our primary sources of liquidity were our cash, cash equivalents and short-term investments totaling $33.3 million as well as the available portion of our revolving credit facility of $80 million. Cash, cash equivalents and short-term investments decreased $9.3 million from October 31, 2004. This decrease was primarily the result of planned increases to our DHA and ARA inventory levels, which no longer constrain revenue growth. Capital expenditures in fiscal 2005 were $57.2 million, the majority of which occurred during the first half of the fiscal year and related to the expansion of the Kingstree facility, which is now complete. We generated cash flow from financing activities of $65.7 million, primarily proceeds from the issuance of common stock of $81.4 million in public offerings, partially offset by the net repayment of $30 million of borrowings under our revolving credit facility.

Investments in our production facilities in Kingstree, South Carolina and Winchester, Kentucky have had a material effect upon our liquidity and capital resources in fiscal 2005; however, with the completion of our expansion in Kingstree, we expect that capital expenditures during fiscal 2006 will not exceed $20 million. Throughout the construction periods, all interest incurred on borrowings has been capitalized to the extent that the borrowings were used to cover the balance of projects under construction. In fiscal 2005, we incurred interest on borrowings of approximately $3.5 million and recorded amortization of related debt fees of approximately $300,000, the majority of which was capitalized.

Since our inception, we have raised approximately $420 million from public and private sales of our equity securities, as well as from option and warrant exercises. In August 2004, our shelf registration statement was declared effective by the Securities and Exchange Commission. The shelf registration statement enables us to raise funds through the offering of debt securities, preferred stock, common stock and warrants, as well as any combination thereof, from time to time and through one or more methods of distribution, in an aggregate amount of up to $200 million. In January 2005, we completed an underwritten public offering of 1,756,614 shares of our common stock at price of $49.10 per share pursuant to the shelf registration statement. Net proceeds to us, after deducting an underwriting discount and offering expenses, amounted to approximately $81.4 million. Of the proceeds, $30 million was used for the partial repayment of debt with the remainder intended to be used for capital expenditures, working capital and general corporate purposes. Remaining availability under the shelf registration statement is approximately $110 million at October 31, 2005.

The following table sets forth our future minimum payments under contractual obligations at October 31, 2005:

In thousands	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable(1)	$ 12,565	$ 1,188	$ 2,319	$ 8,126	$ 932
Borrowings under revolving credit facility	55,000	—	—	55,000	—
Operating lease obligations	15,448	3,576	7,131	4,181	560
DSM license fee and other obligations	2,750	2,333	417	—	—
Unconditional inventory purchase obligations	15,417	8,527	6,890	—	—
Total contractual cash obligations	$ 101,180	$ 15,624	$ 16,757	$ 67,307	$ 1,492

(1) Minimum payments above include interest and principal due under these notes.

Included within notes payable is a $10 million note with a stated interest rate of 5% that we assumed as part of the acquisition of FermPro. The note was amended in January 2004 and is now an unsecured obligation of the Company with a maturity date of December 31, 2008. Principal is amortized over a 20-year period, with the balance due at maturity.

In September 2005, we entered into a $135 million secured revolving credit facility which amended and expanded the existing $100 million credit facility. The revolving credit facility is collateralized by accounts receivable, inventory and all capital stock of our subsidiaries and expires in September 2010. The weighted average interest rate on amounts outstanding under the credit facility was approximately 4.9% and 3.5% for the years ended October 31, 2005 and 2004, respectively, and the weighted average commitment fee rate on unused amounts was approximately 0.3% in both periods. Both the interest and commitment fee rates are based on LIBOR and the Company's current leverage ratio. Among other things, the credit facility agreement contains restrictions on future debt, the payment of dividends and the further encumbrance of assets. In addition, the credit facility requires that we comply with specified financial ratios and tests, including minimum coverage ratios and maximum leverage ratios. We do not believe that these covenants restrict our ability to carry out our current business plan. As of October 31, 2005, we were in compliance with all of these debt covenants and had outstanding borrowings of $55 million under the revolving credit facility.

In October and December 2004, we entered into operating leases for equipment at our Kingstree facility as part of sale-leaseback transactions. The equipment subject to lease was sold at its aggregate cost basis and fair value of $14.9 million and simultaneously leased back to us. The leases expire in October 2009 and contain the same restrictions as our revolving credit facility.

In April 2004, we entered into a new agreement with DSM extending the existing relationship between the two companies involving the production and supply of ARA, one of our nutritional oils that we sell to our infant formula licensees. Among other things, this agreement provides for the grant to us by DSM of a license related to certain technologies associated with the manufacture of ARA. This grant involved a license fee totaling $10 million, $4 million of which was paid upon execution of the agreement, $4 million of which was paid on November 2, 2004, and the remaining $2 million of which was paid on November 2, 2005.

In December 2003, we executed a collaboration agreement with a Canadian biotechnology company to co-develop DHA products from plants. In addition to reimbursement of expenses incurred by the co-collaborator, we are contingently liable for milestone payments upon achievement of certain scientific results. As of October 31, 2005, a milestone payment of up to $2.5 million would be paid to our co-collaborator in fiscal 2006 if the milestone related to the current phase of the project is achieved. Due to the current status of the project, we have not recorded a liability for this contingency, nor have we included this contingency in the table above.

We believe that the revolving credit facility, when combined with our cash and short-term investments of $33.3 million on-hand at October 31, 2005, and anticipated operating cash flows, will provide us with adequate capital to meet our obligations for at least the next twelve to eighteen months.

The ultimate amount of additional funding that we may require will depend, among other things, on one or more of the following factors:

- the cost and extent of capital expenditures at our manufacturing facilities;
- growth in our infant formula, food and beverage and other nutritional product sales;
- the extent and progress of our research and development programs;
- the progress of pre-clinical and clinical studies;
- the time and costs of obtaining and maintaining regulatory clearances for our products that are subject to such clearances;
- the costs involved in filing, protecting and enforcing patent claims;
- competing technological and market developments;
- the development or acquisition of new products;
- the cost of acquiring additional and/or operating and expanding existing manufacturing facilities for our various products and potential products (depending on which products we decide to manufacture and continue to manufacture ourselves);
- the costs associated with our internal build-up of inventory levels;
- the costs associated with our defense against putative securities class action lawsuits; and
- the costs of marketing and commercializing our products.

We can offer no assurance that, if needed, any of our financing alternatives will be available to us on terms that would be acceptable, if at all.

OFF-BALANCE SHEET ARRANGEMENTS

We have entered into lease agreements for certain laboratory and administrative space as well as manufacturing equipment with rental payments aggregating $15.4 million over the remaining lease terms, which expire through 2011. Included in these aggregate rentals are amounts related to certain equipment leases, for which we are contingently liable for a residual value guarantee of approximately $2.3 million.

As part of our agreement with DSM, we agreed to guarantee DSM's recovery of certain expansion costs incurred by them. Our guarantee to DSM which relates to their phase one expansion and was initially valued at $8 million has been eliminated through ARA purchases in the normal course of business, and the value of our guarantee to DSM which relates to DSM's phase two expansion will have a maximum value of $40 million, with such amounts able to be reduced annually through December 31, 2008 based upon ARA purchases in excess of a specified minimum threshold. We expect that as of December 31, 2005, this phase two proposed guarantee would have been reduced to approximately $32 million, primarily as a result of ARA purchases in the second half of 2005 upon completion of DSM's phase two expansion.

We do not engage in any other off-balance sheet financing arrangements. In particular, we do not have any interest in entities referred to as variable interest entities, which include special purpose entities and structured finance entities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risk associated with changes in foreign currency exchange rates and interest rates.

Beginning in January 2004, purchases of ARA from DSM's plant in Capua, Italy were denominated in euros, which exposes us to risks related to changes in exchange rates between the U.S. dollar and the euro. Fluctuations between the U.S. dollar and the euro will impact our cost of ARA oil and gross margins. We estimate that a 5% change in the exchange rate would impact gross margins of our infant formula products by approximately 1%. Our exposure to these currency fluctuations has begun to slightly decrease as DSM now produces ARA in the U.S. at its Belvidere, New Jersey facility. In April 2004, we began entering into foreign currency cash flow hedges to reduce the related market risk on our payment obligations. We do not enter into foreign currency cash flow hedges for speculative purposes. At October 31, 2005, we had unrealized gains on such hedge instruments totaling $1,000, net of income tax provision.

We are subject to risk from adverse changes in interest rates, primarily relating to variable-rate borrowings used to maintain liquidity and finance our manufacturing facility expansion. Based on our variable-rate debt outstanding at October 31, 2005, a 1% change in LIBOR would change annual interest by $550,000. At October 31, 2005, the carrying amounts of debt approximate fair value.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities Exchange Act Rule 13a-15(f). There are inherent limitations in the effectiveness of any internal control over financial reporting, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of October 31, 2005 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our management's assessment of the effectiveness of our internal control over financial reporting as of October 31, 2005 has been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report which is included herein.

/s/ Henry Linsert, Jr.
Henry Linsert, Jr.
Chief Executive Officer and Director

January 6, 2006

/s/ Peter L. Buzy
Peter L. Buzy
Chief Financial Officer and Treasurer

January 6, 2006

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Martek Biosciences Corporation

We have audited the accompanying consolidated balance sheets of Martek Biosciences Corporation as of October 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martek Biosciences Corporation at October 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Martek Biosciences Corporation's internal control over financial reporting as of October 31, 2005, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated January 6, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
January 6, 2006

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
Martek Biosciences Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Martek Biosciences Corporation maintained effective internal control over financial reporting as of October 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Martek Biosciences Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Martek Biosciences Corporation maintained effective internal control over financial reporting as of October 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Martek Biosciences Corporation maintained, in all material respects, effective internal control over financial reporting as of October 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Martek Biosciences Corporation as of October 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 2005 of Martek Biosciences Corporation and our report dated January 6, 2006 expressed an unqualified opinion thereon.

Ernst + Young LLP

McLean, Virginia
January 6, 2006

MARTEK BIOSCIENCES CORPORATION

CONSOLIDATED BALANCE SHEETS

In thousands, except share and per share data	October 31, 2005	October 31, 2004
Assets		
Current assets		
Cash and cash equivalents	$ 11,047	$ 29,445
Short-term investments and marketable securities	22,300	13,205
Accounts receivable, net	27,603	37,292
Inventories, net	91,535	30,379
Other current assets	5,929	6,793
Total current assets	158,414	117,114
Property, plant and equipment, net	290,733	255,430
Deferred tax asset	48,201	49,378
Goodwill	48,490	48,175
Other intangible assets, net	31,129	29,994
Other assets, net	1,518	1,307
Total assets	$ 578,485	$ 501,398
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 16,661	$ 31,264
Accrued liabilities	13,692	10,678
Current portion of notes payable and other long-term obligations	3,113	4,946
Current portion of unearned revenue	740	2,031
Total current liabilities	34,206	48,919
Long-term debt under revolving credit facility	55,000	85,000
Notes payable and other long-term obligations	11,115	12,175
Long-term portion of unearned revenue	8,959	9,140
Total liabilities	109,280	155,234
Commitments		
Stockholders' equity		
Preferred stock, $.01 par value, 4,700,000 shares authorized; none issued or outstanding	—	—
Series A junior participating preferred stock, $.01 par value; 300,000 shares authorized; none issued or outstanding	—	—
Common stock, $.10 par value; 100,000,000 shares authorized; 32,026,595 and 29,491,127 shares issued and outstanding, respectively	3,203	2,949
Additional paid-in capital	515,237	407,667
Accumulated other comprehensive income	1	68
Accumulated deficit	(49,236)	(64,520)
Total stockholders' equity	469,205	346,164
Total liabilities and stockholders' equity	$ 578,485	$ 501,398

See accompanying notes.

MARTEK BIOSCIENCES CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In thousands, except share and per share data	2005	2004	2003
	Year ended October 31,		
Revenues			
Product sales	$ 203,765	$ 170,565	$ 112,298
Contract manufacturing sales	14,087	13,928	2,439
Total revenues	217,852	184,493	114,737
Costs and expenses			
Cost of product sales	120,865	103,423	66,347
Cost of contract manufacturing sales	12,516	11,570	2,192
Research and development	20,468	18,596	13,154
Selling, general and administrative	33,404	25,804	16,275
Other operating expenses	7,654	4,000	1,943
Restructuring charge	—	—	(250)
Total costs and expenses	194,907	163,393	99,661
Income from operations	22,945	21,100	15,076
Other income, net			
Interest and other income	1,428	777	1,000
Interest expense	(303)	(5)	(84)
Total other income, net	1,125	772	916
Income before income tax provision (benefit)	24,070	21,872	15,992
Income tax provision (benefit)	8,786	(25,176)	—
Net income	$ 15,284	$ 47,048	$ 15,992
Net income per share			
Basic	$ 0.49	$ 1.62	$ 0.63
Diluted	$ 0.48	$ 1.55	$ 0.58
Weighted average common shares outstanding			
Basic	31,164,149	29,033,241	25,510,376
Diluted	32,031,503	30,385,707	27,416,757

See accompanying notes.

MARTEK BIOSCIENCES CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

In thousands, except share data	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance at October 31, 2002	23,331,091	$ 2,333	$ 231,204	$ —	$ (127,560)	$ 105,977
Issuance of common stock, net of issuance costs	2,922,250	292	82,903	—	—	83,195
Common stock issued in connection with acquisition of OmegaTech	358,566	36	14,116	—	—	14,152
Common stock issued in connection with acquisition of FermPro	124,788	12	5,578	—	—	5,590
Exercise of stock options and warrants	1,304,628	131	18,907	—	—	19,038
Amortization of deferred compensation	—	—	20	—	—	20
Net income	—	—	—	—	15,992	15,992
Other comprehensive income (loss)	—	—	—	—	—	—
Comprehensive income						15,992
Balance at October 31, 2003	28,041,323	2,804	352,728	—	(111,568)	243,964
Issuance of common stock, net of issuance costs	176,885	18	11,272	—	—	11,290
Exercise of stock options and warrants	1,272,919	127	20,817	—	—	20,944
Amortization of deferred compensation	—	—	28	—	—	28
Tax benefit of exercise of non-qualified stock options	—	—	22,822	—	—	22,822
Net income	—	—	—	—	47,048	47,048
Other comprehensive income: Unrealized gain on exchange rate forward contract	—	—	—	68	—	68
Comprehensive income						47,116
Balance at October 31, 2004	29,491,127	2,949	407,667	68	(64,520)	346,164
Issuance of common stock, net of issuance costs	1,756,614	176	81,268	—	—	81,444
Exercise of stock options	778,854	78	18,592	—	—	18,670
Amortization of deferred compensation	—	—	36	—	—	36
Tax benefit of exercise of non-qualified stock options	—	—	7,674	—	—	7,674
Net income	—	—	—	—	15,284	15,284
Other comprehensive income: Unrealized loss on exchange rate forward contract	—	—	—	(67)	—	(67)
Comprehensive income						15,217
Balance at October 31, 2005	32,026,595	$ 3,203	$ 515,237	$ 1	$ (49,236)	$ 469,205

See accompanying notes.

MARTEK BIOSCIENCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	Year ended October 31, 2005	2004	2003
Operating activities			
Net income	$ 15,284	$ 47,048	$ 15,992
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation and amortization	16,494	8,687	4,480
Provision for inventory obsolescence	2,000	500	339
Deferred tax provision (benefit)	8,786	(25,176)	—
Loss on disposal of assets and other	1,131	169	217
Changes in operating assets and liabilities:			
Accounts receivable	9,689	(17,128)	(8,214)
Inventories	(63,156)	(15,525)	(3,047)
Other assets	1,413	1,324	(3,332)
Accounts payable	(10,303)	9,150	11,822
Accrued liabilities	2,947	1,552	1,266
Unearned revenue and other liabilities	(1,429)	(511)	5,065
Net cash (used in) provided by operating activities	(17,144)	10,090	24,588
Investing activities			
(Purchase) sale of short-term investments and marketable securities, net	(9,095)	53,842	(65,047)
Expenditures for property, plant and equipment	(57,181)	(180,409)	(45,219)
Proceeds from sale-leaseback transaction and other	4,272	10,895	—
Capitalization of intangible and other assets	(4,674)	(9,028)	(1,002)
Cash impact of FermPro and OmegaTech acquisitions, net	(315)	(355)	(5,038)
Net cash used in investing activities	(66,993)	(125,055)	(116,306)
Financing activities			
Repayments of notes payable and other long-term obligations	(4,875)	(2,748)	(1,010)
Proceeds from the issuance of common stock, net of issuance costs	81,444	11,290	83,195
Proceeds from the exercise of stock options and warrants	18,670	20,944	19,038
(Repayments) borrowings under revolving credit facility, net	(30,000)	85,000	—
Other	500	—	—
Net cash provided by financing activities	65,739	114,486	101,223
Net (decrease) increase in cash and cash equivalents	(18,398)	(479)	9,505
Cash and cash equivalents, beginning of year	29,445	29,924	20,419
Cash and cash equivalents, end of year	$ 11,047	$ 29,445	$ 29,924
Supplemental cash flow disclosures:			
Interest paid	$ 3,528	$ 2,084	$ 80
Notes payable issued in acquisition of land	$ 800	$ —	$ —
Purchase of DSM license through long-term obligation	$ —	$ 6,000	$ —
Common stock issued related to the acquisition of OmegaTech	$ —	$ —	$ 14,152
Common stock issued related to the acquisition of FermPro	$ —	$ —	$ 5,590
Income taxes paid	$ —	$ —	$ 150

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Martek Biosciences Corporation (the "Company" or "Martek"), a Delaware corporation, was founded in 1985. The Company develops, manufactures and sells naturally produced products derived from microalgae, fungi and other microbes. The Company's products and services include: (1) specialty, nutritional oils for infant formula, dietary supplements and food and beverage fortification ingredients, (2) contract manufacturing services and (3) fluorescent marker products for diagnostics, rapid miniaturized screening and gene and protein detection.

Martek's nutritional oils are comprised of fatty acid components, primarily docosahexaenoic acid, commonly known as DHA, and arachidonic acid, commonly known as ARA. Many researchers believe that these fatty acids may enhance mental and visual development in infants and play a pivotal role in brain function throughout life. Low levels of DHA in adults have also been linked to a variety of health risks, including cardiovascular problems and various neurological and visual disorders. Additional research is underway to assess what impact, if any, supplementation with the Company's DHA will have on these health risks. Martek's fluorescent detection products and technologies can aid researchers in drug discovery and diagnostics.

In April 2002, the Company acquired OmegaTech, Inc. ("OmegaTech"), a low-cost algal DHA producer located in Boulder, Colorado. Subsequent to the acquisition, OmegaTech's name was changed to Martek Biosciences Boulder Corporation ("Martek Boulder"). OmegaTech had been in the fermentable DHA business since 1987 and had accumulated over 100 issued and pending patents protecting its DHA technology.

In September 2003, Martek Biosciences Kingstree Corporation ("Martek Kingstree") was created as a wholly-owned subsidiary of Martek to purchase certain assets and assume certain liabilities of FermPro Manufacturing, LP ("FermPro"), which operated a fermentation facility located in Kingstree, South Carolina. FermPro provided contract fermentation services and had an experienced workforce of over 100 personnel on a site of over 500 acres with extensive fermentation, recovery, laboratory and warehousing capabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The consolidated financial statements include the accounts of Martek and its wholly-owned subsidiaries, Martek Biosciences Boulder Corporation ("Martek Boulder") and Martek Biosciences Kingstree Corporation ("Martek Kingstree"), (collectively, "the Company") after elimination of all significant intercompany balances and transactions. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Use of Estimates The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Company's consolidated financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates and judgments, which are based on historical and anticipated results and trends and on various other assumptions that the Company believes to be reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty and, as such, actual results may differ from the Company's estimates.

Segment Information The Company currently operates in one material business segment, the development and commercialization of novel products from microalgae, fungi and other microbes. The Company is managed and operated as one business. The entire business is comprehensively managed by a single management team that reports to the Chief Executive Officer. The Company does not operate any material separate lines of business or separate business entities with respect to its products or product candidates. Accordingly, the Company does not accumulate discrete financial information with respect to separate product areas and does not have separately reportable segments as defined by Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Revenue Recognition The Company derives revenue principally from two sources: product sales and contract manufacturing. The Company recognizes product sales revenue when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collectibility is probable and the product is shipped thereby transferring title and risk of loss. Typical infant formula license contracts include an upfront license fee, a prepayment of product sales and established pricing on future product sales. In accordance with Emerging Issues Task Force No. 00-21 ("EITF No. 00-21"), "Revenue Arrangements with Multiple Deliverables," the consideration from these contracts is allocated based on the relative fair values of the separate elements. Revenue is recognized on product sales when goods are shipped and all other conditions for revenue recognition are met. Cash received as a prepayment on future product purchases is deferred and recognized as revenue when product is shipped. Revenue from product licenses is deferred and recognized on a straight-line basis over the term of the agreement. Royalty income is recorded when earned, based on information provided by the Company's licensees. Royalty income was approximately $2.4 million, $2.2 million and $700,000 in fiscal 2005, 2004 and 2003, respectively, and is included in product sales revenue in the consolidated statements of income.

Contract manufacturing revenue is recognized when goods are shipped to customers and all other conditions for revenue recognition are met. Cash received that is related to future performance under such contracts is deferred and recognized as revenue when earned.

Foreign Currency Transactions and Hedging Activities Foreign currency transactions are translated into U.S. dollars at prevailing rates. Gains or losses resulting from foreign currency transactions are included in current period income or loss as incurred. All material transactions of the Company are denominated in U.S. dollars with the exception of purchases of ARA from DSM Food Specialties' B.V. ("DSM") Capua, Italy plant, which are denominated in euros.

The Company has entered into foreign currency forward contracts to reduce its transactional foreign currency exposures associated with the purchases of ARA from DSM. These forward contracts have been designated as a cash flow hedge and thus, qualify for hedge accounting. As of October 31, 2005, outstanding forward contracts had notional values aggregating approximately 1.0 million euros (equivalent to $1.2 million at October 31, 2005). The resulting unrealized gains and losses are recorded as a component of other comprehensive income. These contracts effectively fix our exchange rate between the U.S. dollar and the euro for periods ranging from 30 to 120 days.

Research and Development Research and development costs are charged to operations as incurred and include internal labor, materials and overhead costs associated with the Company's ongoing research and development activity, in addition to third-party costs for contracted work as well as ongoing clinical trials costs.

Other Operating Expenses Other operating expenses relate primarily to production start-up costs, including materials, training and other such costs, incurred in connection with the expansion of the Company's internal manufacturing operations, costs incurred in connection with qualification of certain third-party manufacturers, and amounts related to the Winchester wastewater treatment matter (see Note 12). All such costs are expensed as incurred.

Deferred Income Taxes Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting bases and the tax bases of assets and liabilities. Deferred tax assets are also recognized for tax net operating loss carryforwards. These deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such amounts are expected to reverse or be utilized. The realization of total deferred tax assets is contingent upon the generation of future taxable income. Valuation allowances are provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized.

Net Income Per Share Basic net income per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income per share is computed using the weighted average number of shares of common stock outstanding, giving effect to stock options and warrants using the treasury stock method (see Note 14).

Comprehensive Income Comprehensive income is comprised of net earnings and other comprehensive income (loss), which includes certain changes in equity that are excluded from net income. The Company includes unrealized holding gains and losses on available-for-sale securities, if any, as well as changes in the market value of exchange rate forward contracts in other comprehensive income (loss) in the Consolidated Statements of Stockholders' Equity. Comprehensive income, net of related tax, was $15.2 million, $47.1 million and $16.0 million in fiscal 2005, 2004 and 2003, respectively.

Cash and Cash Equivalents Cash equivalents consist of highly liquid investments with an original maturity of three months or less.

Short-Term Investments and Marketable Securities The Company has classified all short-term investments and marketable securities as available-for-sale. Unrealized gains and losses on these securities, if any, are reported as accumulated other comprehensive income (loss), which is a separate component of stockholders' equity. Realized gains and losses are included in other income based on the specific identification method.

The Company periodically evaluates whether any declines in the fair value of investments are other than temporary. This evaluation consists of a review of several factors, including, but not limited to: length of time and extent that a security has been in an unrealized loss position; the existence of an event that would impair the issuer's future earnings potential; the near term prospects for recovery of the market value of a security; and the intent and ability of the Company to hold the security until the market value recovers. Declines in value below cost for debt securities where it is considered probable that all contractual terms of the security will be satisfied, where the decline is due primarily to changes in interest rates (and not because of increased credit risk), and where the Company intends and has the ability to hold the investment for a period of time sufficient to allow a market recovery, are not assumed to be other than temporary. If management determines that such an impairment exists, the carrying value of the investment will be reduced to the current fair value of the investment and the Company will recognize a charge in the consolidated statements of income equal to the amount of the carrying value reduction.

Fair Value of Financial Instruments The Company considers the recorded cost of its financial assets and liabilities, which consist primarily of cash and cash equivalents, short-term investments and marketable securities, accounts receivable, accounts payable, notes payable and long-term debt, to approximate the fair value of the respective assets and liabilities at October 31, 2005 and 2004.

Trade Receivables Trade receivables are reported in the consolidated balance sheets at outstanding principal less any allowance for doubtful accounts. The Company writes off uncollectible receivables against the allowance for doubtful accounts when the likelihood of collection is remote. The Company may extend credit terms up to 50 days and considers receivables past due if not paid by the due date. The Company performs ongoing credit evaluations of its customers and extends credit without requiring collateral. The Company maintains an allowance for doubtful accounts, which is determined based on historical experience, existing economic conditions and management's expectations of losses. The Company analyzes historical bad debts, customer concentrations, customer creditworthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Losses have historically been within management's expectations. The allowance for doubtful accounts was approximately $100,000 as of October 31, 2005 and 2004.

Concentration of Credit Risk and Significant Customers Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Concentrations of credit risk with respect to accounts receivable are present due to the small number of customers comprising the Company's customer base. However, the credit risk is reduced through the Company's efforts to monitor its exposure for credit losses and by maintaining allowances, if necessary. Four customers accounted for approximately 88% of the Company's product sales in fiscal 2005, four customers accounted for approximately 90% of the Company's product sales in fiscal 2004, and three customers accounted for approximately 87% of the Company's product sales in fiscal 2003. At October 31, 2005, four customers accounted for approximately 77% of the Company's outstanding accounts receivable balance and at October 31, 2004, four customers accounted for approximately 80% of the Company's outstanding accounts receivable balance. Included in these amounts, one of the Company's customers accounted for approximately 49%, 55% and 57% of total product sales in fiscal 2005, 2004 and 2003, respectively, and represented 55% and 54% of the Company's outstanding accounts receivable balance at October 31, 2005 and 2004, respectively. The Company's policy is to perform an analysis of the recoverability of its trade accounts receivable at the end of each reporting period and to establish allowances for those accounts considered uncollectible. Approximately two-thirds of the Company's sales were to domestic customers in each of fiscal 2005, 2004 and 2003.

Inventories Inventories are stated at the lower of cost or market and include appropriate elements of material, labor and indirect costs. Inventories are valued using a weighted average approach that approximates the first-in, first-out method. The Company analyzes both historical and projected sales volumes and, when needed, reserves for inventory that is either obsolete, slow moving or impaired.

Property, Plant and Equipment Property, plant and equipment, including leasehold improvements, is stated at cost and depreciated or amortized when placed into service using the straight-line method, based on useful lives as follows:

Asset Description	Useful Life (years)
Building	15 – 30
Fermentation equipment	10 – 20
Oil processing equipment	10 – 20
Other machinery and equipment	5 – 10
Furniture and fixtures	5 – 7
Computer hardware and software	3 – 7

Leasehold improvements are amortized over the shorter of the useful life of the asset or the lease term, including renewals when probable. Costs for capital assets not yet available for commercial use have been capitalized as construction in progress and will be depreciated in accordance with the above guidelines once placed into service. Assets classified as "held for future use" are not depreciated until they are placed in or returned to productive service. Costs for repairs and maintenance are expensed as incurred.

Goodwill and Other Intangible Assets The Company recorded goodwill and purchased intangible assets in its acquisition of OmegaTech in April, 2002 and goodwill in its acquisition of FermPro in September 2003 (see Notes 3 and 4). The goodwill acquired in the OmegaTech and FermPro acquisitions is subject to the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), and, accordingly, is not being amortized. In accordance with SFAS 142, goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. Purchased intangible assets and patents are carried at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally ten to seventeen years (see Note 9).

Impairment of Long-Lived Assets In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), the Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Recoverability measurement and estimating of undiscounted cash flows is done at the lowest possible level for which there is identifiable assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. To date, the Company has not recognized any impairment losses.

Stock-Based Compensation In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 allows companies to account for employee stock-based compensation under the fair value-based method or using the intrinsic value method provided by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of SFAS 123 had been adopted. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for employee stock-based compensation and the effect of the method used on reporting results.

The Company has elected to continue accounting for its employee stock-based compensation in accordance with the provisions of APB 25, and to present the pro forma disclosures required by SFAS 123, as amended by SFAS 148. In accordance with APB 25, stock-based employee compensation cost for stock options is reflected upon grant based upon the difference between exercise price and the market value of the underlying common stock on the date of grant. Stock-based compensation for non-employees is accounted for using the fair value-based method in accordance with SFAS 123. The Company has adopted the disclosures outlined in SFAS 123, as amended by SFAS 148. See "Recently Issued Accounting Pronouncements" for discussion of new accounting rules to be implemented related to stock options.

In December 2004 and January and May 2005, the Company modified the terms of certain outstanding and unvested stock options whose exercise prices were greater than Martek's closing stock price on the modification dates. Total modifications served to immediately vest approximately 1.2 million unvested stock options with the May 2005 modification serving to immediately vest approximately 90,000 unvested stock options held by non-officers. Under the accounting guidance of APB 25, the accelerated vesting did not result in any compensation to be recognized, as these unvested stock options had no intrinsic value. The accelerations, however, will enable the Company to avoid recording approximately $27 million of future compensation cost that would have been required to be recognized under SFAS 123R (see "Recently Issued Accounting Pronouncements" below). The following table illustrates the effect on net income and net income per share, including the significant effect of the fiscal 2005 vesting accelerations, as if the Company had applied the fair value recognition provisions of SFAS 123, as amended by SFAS 148, to stock-based employee compensation (in thousands, except per share amounts):

	Year ended October 31,		
	2005	2004	2003
Net income, as reported	$ 15,284	$ 47,048	$ 15,992
Deduct: Total stock-based employee compensation expense determined under fair value-based methods for all awards	(58,349)	(17,920)	(15,815)
Pro forma net income (loss)	$ (43,065)	$ 29,128	$ 177
Net income (loss) per share:			
Basic – as reported	$ 0.49	$ 1.62	$ 0.63
Basic – pro forma	$ (1.38)	$ 1.00	$ 0.01
Diluted – as reported	$ 0.48	$ 1.55	$ 0.58
Diluted – pro forma	$ (1.38)	$ 0.96	$ 0.01

The effect of applying SFAS 123 on pro forma net income and per share calculations for the years ended October 31, 2005, 2004 and 2003, as stated above, is not representative of the effect on reported net income and net income per share for future periods due to such things as the current year vesting accelerations, the normal vesting period of the stock options, the issuance of additional stock options in future periods and the potential granting of alternative forms of equity-based compensation.

Reclassification Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

Recently Issued Accounting Pronouncements In October 2004, the FASB concluded that SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which would require all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value, would be effective for interim or annual periods beginning after June 15, 2005. In April 2005, the Securities and Exchange Commission delayed the effective date of SFAS 123R to the annual period beginning after June 15, 2005. SFAS 123R provides two tentative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS 123. The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS 123R unless those changes represent a correction of an error. For periods after the date of adoption of SFAS 123R, the modified prospective transition method described above would be applied. The Company will adopt SFAS 123R in the first quarter of fiscal 2006 and intends to use the modified prospective method. The Company expects the adoption to result in the recognition of additional compensation cost of approximately $3.0 million to $4.0 million during fiscal 2006.

In December 2004, the FASB issued SFAS No. 151, "Inventory Costs" ("SFAS 151"). SFAS 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expenses to be recognized as current period charges. Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The standard is effective for fiscal years beginning after June 15, 2005. The Company will adopt SFAS 151 in the first quarter of fiscal 2006. As the Company was already in compliance with the guidance of SFAS 151, the adoption will not have a material impact on its consolidated financial statements.

3. ACQUISITION OF OMEGATECH, INC.

In April 2002, the Company completed its acquisition of OmegaTech, Inc. ("OmegaTech"), a DHA producer located in Boulder, Colorado. Upon the completion of the acquisition, OmegaTech became a wholly-owned subsidiary of the Company and its name was changed to Martek Biosciences Boulder Corporation.

In connection with the purchase, the Company issued 1,765,728 shares of the Company's common stock in exchange for all of the outstanding capital stock of OmegaTech. The aggregate purchase price for OmegaTech was approximately $54.1 million, of which approximately $49.3 million was related to the value of 1,765,728 shares of the Company's common stock ($1.5 million of which related to OmegaTech transaction costs paid by the Company), approximately $2.1 million was for the Company's acquisition-related fees and expenses, and approximately $2.7 million was related to the fair value of 154,589 vested OmegaTech stock options that were assumed as part of the transaction. The purchase agreement also provided for additional stock consideration of up to $40 million, subject to certain pricing adjustments, if four milestones are met. Two of these milestones relate to operating results (sales and gross profit margin objectives by October 2003 and October 2004) and two relate to regulatory and labeling approvals in the U.S. and Europe. In June 2003, the European Commission granted approval of the use of the OmegaTech DHA oil in certain foods in the European Community, meeting the conditions of one of the regulatory milestones. Accordingly, approximately 358,566 shares of Martek common stock, valued at approximately $14.2 million, were issued during fiscal 2003 upon the achievement of this milestone. The payment of this additional consideration was recorded as goodwill.

As of October 31, 2005, the Company does not believe the second regulatory milestone has been achieved. In addition, the Company does not believe that either financial milestone related to sales and gross profit margin for the periods ended October 31, 2004 and 2003 have been achieved. The representative of the former OmegaTech stockholders has advised us that he believes that the common stock issuable with respect to the second regulatory milestone as well as the financial milestone related to the period ended October 31, 2003 should be issued. Martek disagrees with that conclusion. The parties are currently involved in litigation to resolve this dispute with respect to the second regulatory milestone. The total Martek common stock that may be issued relating to the three remaining milestones is subject to a formula that is based on the average market price of the Company's stock on the dates that the individual milestones are determined to have been achieved, up to a maximum of 1.9 million shares. Any contingent consideration paid related to these milestones would be recorded as goodwill.

The results of operations of OmegaTech have been included in the accompanying consolidated statements of income from the date of the acquisition. The purchase price has been allocated to the assets and liabilities of OmegaTech based on their relative fair values.

4. ACQUISITION OF FERMPRO MANUFACTURING, LP

In September 2003, Martek Biosciences Kingstree Corporation ("Martek Kingstree") was created as a wholly-owned subsidiary of Martek to purchase certain assets and assume certain liabilities of FermPro Manufacturing, LP ("FermPro"), which operated a fermentation facility located in Kingstree, South Carolina. The addition of the FermPro facility enabled the Company to add to its production capabilities using the existing facility, coupled with the extensive construction build-out that is now complete.

The purchase price of the assets acquired and liabilities assumed included a payment of approximately $12.2 million, comprised of $5.4 million in cash, 124,788 shares of the Company's common stock valued at approximately $5.6 million, and approximately $1.2 million in acquisition-related fees and expenses. In addition, a $10 million note was assumed as part of the transaction. The common stock issued was valued based on the average closing price of Martek's common stock for the period beginning two trading days prior to, and ending two trading days after, the announcement of the acquisition.

The results of operations of FermPro have been included in the accompanying consolidated statements of income from the date of the acquisition. The purchase price has been allocated to the assets and liabilities of FermPro based on their relative fair values. As part of the purchase price allocation, no material intangible assets were identified. The excess of the purchase price over the fair value of tangible and identifiable intangible net assets of approximately $11.6 million has been allocated to goodwill.

The aggregate purchase price of approximately $12.2 million, including acquisition costs, was allocated as follows (in thousands):

Accounts receivable and inventory	$ 5,625
Property, plant and equipment	9,477
Goodwill	11,578
Other assets	2,183
Accounts payable and accrued liabilities	(3,123)
Deferred revenue	(2,585)
Notes payable	(10,939)
Total purchase price	$ 12, 216

The following unaudited pro forma operating results combine the results of the Company for the year ended October 31, 2003 with the results of the former FermPro entity for the year ended October 31, 2003, assuming the acquisition had been consummated at the beginning of the period (in thousands, except per share data).

	For the year ended October 31, 2003	
Revenues	$	124,000
Net income	$	16,000
Net income per share, basic	$	0.64
Net income per share, diluted	$	0.59
Weighted average shares outstanding, basic		25,616
Weighted average shares outstanding, diluted		27,658

5. DSM SUPPLY AND LICENSE AGREEMENT

In April 2004, the Company entered into a new agreement with DSM Food Specialties B.V. ("DSM") extending the existing relationship between the two companies involving the production and supply of arachidonic acid ("ARA"), one of the Company's nutritional oils that it sells to its infant formula licensees. Among other things, this agreement provides for the grant to the Company by DSM of a license related to certain technologies associated with the manufacture of ARA. This grant involved a license fee totaling $10 million, $4 million of which was paid upon execution of the agreement, $4 million of which was paid on November 2, 2004, and the remaining $2 million of which was paid by the Company on November 2, 2005. The license fee is being amortized over the 15-year term of the agreement using the straight-line method and the remaining obligation as of October 31, 2005 is recorded as a current obligation in the consolidated balance sheet. This agreement also provides for the guarantee by Martek of DSM's recovery of certain expansion costs incurred by them. The Company's guarantee to DSM which relates to their phase one expansion and was initially valued at $8 million has been eliminated through ARA purchases in the normal course of business. In addition, the Company is in the process of finalizing an amendment to the April 2004 agreement with DSM. This amendment, among other things, will establish Martek's guarantee of DSM's phase two expansion costs. This guarantee will have a maximum value of $40 million, with such amounts able to be reduced annually through December 31, 2008 based upon ARA purchases in excess of a specified minimum threshold. The Company expects that as of December 31, 2005, this phase two proposed guarantee would have been reduced to approximately $32 million, primarily as a result of ARA purchases in the second half of 2005 upon completion of DSM's phase two expansion.

6. SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES

The Company has classified all short-term investments and marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, based on specific identification. Unrealized gains and losses on these securities, if any, are reported as accumulated other comprehensive income (loss), which is a separate component of stockholders' equity. The Company's available-for-sale securities consist primarily of taxable municipal auction rate securities, and totaled $22.3 million and $13.2 million as of October 31, 2005 and October 31, 2004, respectively. The Company's investments in these securities are recorded at cost which approximates market due to their variable interest rates which reset approximately every 30 days. As such, the underlying maturities of these investments range from 6 to 40 years. Despite the long-term nature of their stated contractual maturities, there is a readily liquid market for these securities and, therefore, these securities have been classified as short-term. There were no unrealized holding gains or losses or realized gains or losses during the years ended October 31, 2005, 2004 and 2003.

7. INVENTORIES

Inventories consist of the following (in thousands):

	October 31,	
	2005	2004
Finished goods	$ 34,328	$ 7,648
Work in process	55,073	21,350
Raw materials	3,634	2,381
Total inventory	93,035	31,379
Less: inventory reserve	(1,500)	(1,000)
Inventories, net	$ 91,535	$30,379

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (in thousands):

	October 31,	
	2005	2004
Land	$ 2,318	$ 712
Building and improvements	45,515	29,421
Machinery and equipment	164,039	133,886
Furniture and fixtures	3,161	2,772
Computer hardware and software	8,085	5,173
Construction in progress	56,840	104,053
Assets held for future use	37,539	—
Property, plant and equipment	317,497	276,017
Less: accumulated depreciation and amortization	(26,764)	(20,587)
Property, plant and equipment, net	$ 290,733	$ 255,430

Depreciation and amortization expense on property, plant and equipment totaled approximately $14.0 million, $6.8 million and $3.4 million for the years ended October 31, 2005, 2004 and 2003, respectively.

Assets held for future use is comprised of certain production assets. Of these assets, approximately $17.5 million was utilized and depreciated for substantially all of fiscal 2005 and approximately $20.0 million was reclassified from construction in progress upon qualification in the fourth quarter of fiscal 2005. The recently qualified assets have not been placed in service and therefore were not depreciated during fiscal 2005.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets and related accumulated amortization consist of the following (in thousands):

	October 31, 2005			October 31, 2004		
Intangible Asset	**Gross**	**Accumulated Amortization**	**Net**	**Gross**	**Accumulated Amortization**	**Net**
Trademarks	$ 2,026	$ (401)	$ 1,625	$ 2,023	$ (284)	$ 1,739
Patents	11,741	(1,734)	10,007	8,409	(1,226)	7,183
Core technology	1,708	(342)	1,366	1,708	(228)	1,480
Current products	10,676	(2,516)	8,160	10,676	(1,805)	8,871
Licenses	11,091	(1,120)	9,971	11,091	(370)	10,721
Goodwill	48,490	—	48,490	48,175	—	48,175
	$ 85,732	$ (6,113)	$ 79,619	$ 82,082	$ (3,913)	$ 78,169

Core technology and current products relate to the value assigned to the products purchased as part of the OmegaTech acquisition. The Company recorded amortization expense on intangible assets of approximately $2.5 million, $1.9 million and $1.1 million during the years ended October 31, 2005, 2004 and 2003, respectively. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years will be approximately $2.6 million.

The Company has filed a number of patent applications in the U.S. and in foreign countries. Legal and related costs incurred in connection with pending patent applications have been capitalized. Costs related to patent applications are amortized over the life of the patent, if successful, or charged to operations upon denial or in the period during which a determination not to further pursue such application is made. The Company has also capitalized external legal costs incurred in the defense of its patents when it is believed that the future economic benefit of the patent will be increased and a successful defense is probable. Capitalized patent defense costs are amortized over the remaining life of the related patent. The Company recorded patent amortization expense of approximately $800,000, $600,000 and $400,000 in the years ended October 31, 2005, 2004 and 2003, respectively.

10. ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

	October 31, 2005	October 31, 2004
Salaries and employee benefits	$ 7,214	$ 6,105
Other	6,478	4,573
	$ 13,692	$ 10,678

11. NOTES PAYABLE AND LONG-TERM DEBT

In September 2005, the Company entered into a $135 million secured revolving credit facility that amended and expanded the $100 million credit facility entered into in May 2004. The $100 million secured revolving credit facility previously amended and expanded the $85 million credit facility established in January 2004. The revolving credit facility is collateralized by accounts receivable, inventory and all capital stock of the Company's subsidiaries and expires in September 2010. The weighted average interest rate on amounts outstanding under the credit facility was approximately 4.9% and 3.5% for the years ended October 31, 2005 and 2004, respectively, and the weighted average commitment fee rate on unused amounts was approximately 0.3% in both periods. Both the interest and commitment fee rates are based on LIBOR and the Company's current leverage ratio. Among other things, the credit facility agreement contains restrictions on future debt, the payment of dividends and the further encumbrance of assets. In addition, the credit facility requires that the Company comply with specified financial ratios and tests, including minimum coverage ratios and maximum leverage ratios. As of October 31, 2005, the Company was in compliance with all of these debt covenants and had outstanding borrowings of $55 million under the revolving credit facility. All borrowings are due at maturity.

In connection with the purchase of certain assets and the assumption of certain liabilities of FermPro (see Note 4), the Company assumed a $10 million secured note. The note was amended in January 2004 and is now an unsecured obligation of the Company with a maturity date of December 31, 2008. The note has a stated interest rate of 5% and principal is amortized over a 20-year period with the balance due at maturity.

The annual maturities of the Company's notes payable and long-term debt at October 31, 2005 are summarized as follows (in thousands):

Fiscal Year	
2006	$ 663
2007	678
2008	686
2009	7,777
2010	55,183
Subsequent to 2010	726
	$ 65,713

Throughout the construction at the Kingstree, South Carolina and Winchester, Kentucky manufacturing facilities, all interest incurred on borrowings has been capitalized to the extent that the borrowings were used to cover the balance of projects under construction. During the years ended October 31, 2005, 2004 and 2003, the Company incurred interest on borrowings of approximately $3.5 million, $2.1 million and $100,000, respectively, and recorded amortization of related debt fees of approximately $300,000 and $200,000 in fiscal 2005 and fiscal 2004, respectively, the majority of which was capitalized.

The carrying amounts of notes payable and long-term debt under the revolving credit facility at October 31, 2005 and 2004 approximate their fair values.

12. COMMITMENTS AND CONTINGENCIES

Leases The Company leases its Columbia, Maryland premises under an operating lease. In May 2004, the Company amended its existing lease for laboratory and administrative space at the Columbia, Maryland office to extend the term of the lease as well as expand the Company's leased space by approximately 15%. The term of the lease has been extended through January 2011. The terms of the lease include annual rent escalations of 2.5%.

The Company also leases its premises in Boulder, Colorado under an operating lease that expires in May 2008. The terms of the lease include annual rent escalations of 3.5%. Additionally, the Company leases certain property classified as operating leases at its Winchester, Kentucky and Kingstree, South Carolina manufacturing facilities and its Boulder offices.

In October and December 2004, the Company entered into operating leases for equipment at its Kingstree facility as part of sale-leaseback transactions. The equipment subject to lease was sold at its cost basis and fair value of $14.9 million and simultaneously leased back to the Company. The leases expire in October 2009 and contain the same restrictions as the Company's revolving credit facility. The Company is contingently liable for a residual value guarantee of approximately $2.3 million under these agreements. The fair value associated with these guarantees is not material.

Rent expense was approximately $4.0 million, $1.6 million and $1.5 million for the years ended October 31, 2005, 2004 and 2003, respectively. The Company received sublease income of approximately $100,000 and $300,000 for the years ended October 31, 2004 and 2003, respectively, for office and lab space that it had previously subleased in Columbia, Maryland.

Future minimum lease payments under operating leases at October 31, 2005 are as follows (in thousands):

Fiscal Year		
2006	$	3,576
2007		3,607
2008		3,524
2009		3,422
2010		759
After 2010		560
	$	15,448

Scientific Research Collaborations The Company has entered into various collaborative research and license agreements for its non-nutritional algal technology. Under these agreements, the Company is required to fund research or to collaborate on the development of potential products. Certain of these agreements also commit the Company to pay royalties upon the sale of certain products resulting from such collaborations. Martek incurred approximately $100,000 in each of fiscal 2005, 2004 and 2003 in royalties under such agreements pertaining to the Company's fluorescent detection products.

In December 2003, the Company executed a collaboration agreement with a Canadian biotechnology company to co-develop DHA products from plants. In addition to reimbursement of expenses incurred by the co-collaborator, the Company is contingently liable for milestone payments upon achievement of certain scientific results. As of October 31, 2005, a milestone payment of up to $2.5 million would be paid to the Company's co-collaborator in fiscal 2006 if the milestone related to the current phase of the project is achieved. Due to the current status of the project, the Company has not recorded a liability for this contingency.

Purchase Commitments The Company has entered into an agreement to purchase a minimum quantity of certain material used in the production of Martek's food DHA product from a third-party manufacturer. The commitment expires on June 30, 2006. As of October 31, 2005, the Company's remaining obligation was approximately $1.8 million.

The Company has entered into an agreement to purchase from a third-party manufacturer a minimum quantity of extraction services to be utilized in ARA production. The commitment expires on December 31, 2007. As of October 31, 2005, the Company's remaining obligation was approximately $13.6 million.

Kentucky Wastewater Matter On March 12, 2003, an explosion occurred at a public wastewater treatment works in Winchester, Kentucky, resulting in property damage. While the Company maintained that it was not liable, the Company believed it to be in its best interest to settle this outstanding matter. In June 2005, the Company settled the matter. The settlements provided for a full release from any claims that the parties may have against the Company in connection with the matter and included settlement payments for amounts previously accrued. As such, the settlements did not have a material impact on the Company's financial condition or results of operations.

The Company learned in March 2004 that the federal Environmental Protection Agency ("EPA"), utilizing personnel from its Criminal Investigation Division, had asked questions of current and former Martek employees relating to the explosion at the Winchester wastewater treatment plant and relating to n-hexane. Current and former employees have testified before a federal grand jury that is investigating the matter. The Company further learned in April 2005 that the EPA has interviewed two additional employees of Martek and has requested information from the Winchester Municipal Utilities Commission on a number of matters including the March 12, 2003 explosion. While the Company cannot be certain of the outcome of the EPA investigation, the Company believes that the outcome of the investigation will not have a material impact on its financial condition or results of operations.

Class Action Lawsuits Since the end of April 2005, several lawsuits have been filed against the Company and certain of its officers, which have been consolidated and in which plaintiffs are seeking class action status. The consolidated lawsuit was filed in United States District Court for the District of Maryland and alleges, among other things, that the defendants, including the Company, made false and misleading public statements and omissions of material facts concerning the Company. The Company believes it has meritorious defenses and intends to defend vigorously against this action. The Company is unable at this time to predict the outcome of this lawsuit or reasonably estimate a range of possible loss, if any.

Other The Company is involved in various other legal actions. Management believes that these actions, either individually or in the aggregate, will not have a material adverse effect on the Company's results of operations or financial condition.

13. LICENSE AGREEMENTS

The Company has licensed certain technologies and recognized license fee revenue under various agreements. License fees are recorded as unearned revenue and amortized on a straight-line basis over the term of the agreement. The Company recognized approximately $500,000, $400,000 and $200,000 as license revenue for the years ended October 31, 2005, 2004 and 2003, respectively. The balance of these license fees and prepaid product purchases remaining in unearned revenue was approximately $9.7 million and $11.2 million at October 31, 2005 and 2004, respectively.

14. NET INCOME PER SHARE

Basic net income per share is computed using the weighted average number of common shares outstanding. Diluted net income per share is computed using the weighted average number of common shares outstanding, giving effect to stock options and warrants using the treasury stock method.

The following table presents the calculation of basic and diluted net income per share (in thousands, except per share amounts):

	Year ended October 31,		
	2005	**2004**	**2003**
Net income	$ 15,284	$ 47,048	$ 15,992
Weighted average shares outstanding, basic	31,164	29,033	25,510
Effect of dilutive potential common shares:			
Employee stock options	849	1,315	1,821
Warrants	19	38	86
Total dilutive potential common shares	868	1,353	1,907
Weighted average shares outstanding, diluted	32,032	30,386	27,417
Net income per share, basic	$ 0.49	$ 1.62	$ 0.63
Net income per share, diluted	$ 0.48	$ 1.55	$ 0.58

Employee stock options to purchase approximately 1.7 million, 600,000 and 47,000 shares were outstanding but were not included in the computation of diluted net income per share for the years ended October 31, 2005, 2004 and 2003, respectively, because the effects would have been antidilutive.

15. STOCKHOLDERS' EQUITY

Issuance of Common Stock In January 2005, the Company completed an underwritten public offering of 1,756,614 shares of common stock at price of $49.10 per share pursuant to a shelf registration statement. Net proceeds to the Company, after deducting an underwriting discount and offering expenses, amounted to approximately $81.4 million. Of the proceeds, $30 million was used for the partial repayment of debt.

In February 2004, the Company completed an underwritten issuance of 176,885 shares of common stock at a price of $65.59 per share pursuant to a shelf registration. Net proceeds to the Company, after deducting underwriters' fees and expenses, amounted to approximately $11.3 million.

In April 2003, the Company completed a follow-on issuance of its common stock in which 2,922,250 shares were issued at a price of $30.25 per share. Net proceeds to the Company, after deducting underwriters' fees and expenses, amounted to approximately $83.2 million.

At October 31, 2005, the Company had warrants outstanding to purchase up to 31,496 shares of common stock at an exercise price of $19.05 per share. These warrants were exercised in November 2005.

Stock Option Plan Options to purchase common stock under the Company's 1997 Stock Option Plan, 2002 Stock Incentive Plan, 2003 New Employee Stock Option Plan and 2004 Stock Incentive Plan, collectively referred to as the "Option Plans," are granted at prices as determined by the

Compensation Committee, but shall not be less than the fair market value of the Company's common stock on the date of grant. Stock options granted include both qualified and non-qualified options and vest over a period of up to five years. The Company's Compensation Committee determines the exercise dates and term of options (up to a maximum of ten years from the date of grant).

As result of the Company's purchase of OmegaTech, the Company assumed 154,589 options from the OmegaTech, Inc. 1996 Stock Option Plan ("OmegaTech Plan"). No new options may be issued under this plan as of the date of the purchase. Under the OmegaTech Plan, exercise prices were determined by the Compensation Committee, but at an exercise price not less than the fair market value of OmegaTech's common stock on the date of grant. Stock options granted include both qualified and non-qualified options and were all 100% vested as of the purchase date. The 2003 New Employee Stock Option Plan ("2003 Plan") was adopted in conjunction with the acquisition of FermPro.

Details of shares under option were as follows (shares in thousands):

	Number of Shares	Weighted Average Price/Share
Options outstanding at October 31, 2002	4,158	$ 17.82
Options exercisable at October 31, 2002	*2,603*	*$ 15.74*
Granted	1,112	$ 33.85
Exercised	(977)	$ 13.68
Canceled	(101)	$ 28.34
Options outstanding at October 31, 2003	4,192	$ 22.68
Options exercisable at October 31, 2003	*2,412*	*$ 18.50*
Granted	1,067	$ 59.60
Exercised	(1,188)	$ 16.39
Canceled	(71)	$ 36.39
Options outstanding at October 31, 2004	4,000	$ 34.11
Options exercisable at October 31, 2004	*2,088*	*$ 26.53*
Granted	700	$ 48.69
Exercised	(771)	$ 24.10
Canceled	(47)	$ 44.79
Options outstanding at October 31, 2005	3,882	$ 38.60
Options exercisable at October 31, 2005	*3,396*	*$ 40.40*

The Company did not issue any options to non-employees during the years ended October 31, 2005, 2004 and 2003.

At October 31, 2005, approximately 200,000 shares of common stock were available for future grants under the Option Plans. The weighted average remaining contractual life for all options outstanding under the Option Plans at October 31, 2005 was 7.3 years.

Detailed information on the options outstanding under the Option Plans on October 31, 2005 by price range is set forth as follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
\$ 6.25 – \$ 9.37	53,560	3.5	\$ 7.39	53,560	\$ 7.39
\$ 9.38 – \$14.07	134,679	4.2	\$ 11.87	134,679	\$ 11.87
\$14.08 – \$21.12	596,859	5.5	\$ 16.55	446,609	\$ 16.32
\$21.13 – \$31.69	1,203,740	7.0	\$ 27.66	932,070	\$ 28.01
\$31.70 – \$47.55	189,975	6.6	\$ 39.15	160,965	\$ 39.65
\$47.56 – \$68.08	1,703,103	8.6	\$ 57.09	1,668,103	\$ 57.19
	3,881,916	7.3	\$ 38.60	3,395,986	\$ 40.40

Directors' Stock Option Plan In 1994, the Company established a Directors' Stock Option Plan ("Directors' Plan"). The Directors' Plan provided for the award of stock options to non-employee directors. At October 31, 2005, 42,000 options were outstanding and no additional options were available for future grant under the Directors' Plan. The weighted average remaining contractual life for all options outstanding under the Directors' Plan at October 31, 2005 was 1.7 years. No awards have been made under the Director's Plan since 1998. During 2005, 2004 and 2003, Directors of the Company received option grants under the Company's Option Plans.

Pro Forma Disclosure The weighted average fair market values of the options at the date of grant for options granted during the years ended October 31, 2005, 2004 and 2003 were \$28.59, \$39.21 and \$37.59, respectively. The fair market value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the respective periods:

	Year ended October 31,		
	2005	2004	2003
Expected volatility	62.7%	78.9%	71.2%
Risk-free interest rate	3.9%	3.9%	3.5%
Expected average life of options	5 years	5 years	7 years
Expected dividend yield	0%	0%	0%

Stockholder Rights Plan In January 1996, the Board of Directors adopted a Stockholder Rights Plan ("Rights Plan") in which preferred stock purchase rights ("Rights") have been granted as a dividend at the rate of one Right for each share of the Company's common stock held of record at the close of business on February 7, 1996. Each share issued after February 7, 1996 also is accompanied by a Right. Each Right provides the holder the opportunity to purchase 1/1000th of a share of Series A Junior Participating Preferred Stock under certain circumstances at a price of \$150 per share of such preferred stock. All rights expire on February 7, 2006.

At the time of adoption of the Rights Plan, the Rights were neither exercisable nor traded separately from the common stock. The Rights will be exercisable only if a person or group in the future becomes the beneficial owner of 20% or more of the common stock or announces a tender or exchange offer which would result in its ownership of 20% or more of the common stock. Ten days after a public announcement that a person or group has become the beneficial owner of 20% or more of the common stock, each holder of a Right, other than the acquiring person, would be entitled to purchase \$300 worth of the common stock of the Company for each Right at the exercise price of \$150 per Right, which would effectively enable such Right-holders to purchase the common stock at one-half of the then-current price.

If the Company is acquired in a merger, or 50% or more of the Company's assets are sold in one or more related transactions, each Right would entitle the holder thereof to purchase \$300 worth of common stock of the acquiring company at the exercise price of \$150 per Right, which would effectively enable such Right-holders to purchase the acquiring company's common stock at one-half of the then-current market price.

At any time after a person or group of persons becomes the beneficial owner of 20% or more of the common stock, the Board of Directors, on behalf of all stockholders, may exchange one share of common stock for each Right, other than Rights held by the acquiring person.

The Board of Directors may authorize the redemption of the Rights, at a redemption price of \$.001 per Right, at any time until ten days (as such period may be extended or shortened by the Board) following the public announcement that a person or group of persons has acquired beneficial ownership of 20% or more of the outstanding common stock.

16. INCOME TAXES

The difference between the tax provision and the amount that would be computed by applying the statutory Federal income tax rate to income before taxes is attributable to the following (in thousands):

	Year ended October 31,		
	2005	2004	2003
Federal income tax expense (benefit) at 35% in 2005 and 2004 and 34% in 2003	$ 8,425	$ 7,656	$ 5,438
State taxes, net of Federal benefit	361	761	400
Change in valuation allowance	—	(33,593)	(5,838)
Total provision (benefit)	$ 8,786	$(25,176)	$ —

As of October 31, 2004, the Company reversed approximately $51 million of its deferred tax asset valuation allowance. This reversal resulted in the recognition of an income tax benefit totaling $25.2 million, a direct increase to stockholders' equity of approximately $22.8 million due to historical non-qualified stock option exercises and a decrease to goodwill of approximately $2.6 million due to certain basis differences and net operating loss carryforwards resulting from the Company's acquisition of OmegaTech.

Substantially all of the provision or benefit for income taxes in fiscal 2005 and 2004 results from changes in deferred income taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows (in thousands):

	October 31,	
	2005	2004
Deferred tax assets:		
Accruals and reserves	$ 1,408	$ 1,342
Patents and trademarks	528	335
Net operating loss carryforwards	77,833	75,061
Deferred revenue	3,494	3,643
Other	214	257
Total assets	83,477	80,638
Deferred tax liabilities:		
Property, plant and equipment	(5,958)	(3,522)
Acquired intangibles	(3,507)	(3,933)
Goodwill	(559)	(316)
Total liabilities	(10,024)	(7,771)
Total deferred tax asset	73,453	72,867
Valuation allowance	(23,832)	(22,077)
Deferred tax asset, net of valuation allowance	49,621	50,790
Less: current deferred tax asset	(1,420)	(1,412)
Long-term deferred tax asset	$ 48,201	$ 49,378

As of October 31, 2005, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $212 million. Approximately $2 million of this amount will expire, if unused, by the end of fiscal 2008 with the remainder expiring through fiscal 2023.

Section 382 of the Internal Revenue Code limits the utilization of net operating losses when ownership changes, as defined by that section, occur. The Company has reviewed its ownership change position pursuant to Section 382 and has determined that the utilization of certain of its net operating loss carryforwards may be limited. Such limitation may defer the utilization of as much as $66.7 million of its net operating loss carryforwards until periods after fiscal 2009. Due to the length of time prior to the potential utilization and the uncertainty of having sufficient taxable income in those periods, the Company believes it is not more likely than not that these assets will be realized. As such, these net operating loss carryforwards continue to be fully reserved through a valuation allowance as of October 31, 2005. Should realization of these and other deferred tax assets become more likely than not, approximately $10.9 million of the resulting benefit will be reflected as an income tax benefit upon reversal of the allowance, approximately $7.6 million will be reflected as a reduction to goodwill and approximately $5.9 million will be reflected as an increase to stockholders' equity. Although the Company has net operating losses available to offset future taxable income, the Company may be subject to Federal alternative minimum taxes.

17. EMPLOYEE 401(K) PLAN

The Company maintains an employee 401(k) Plan (the "Plan"). The Plan, which covers all employees 21 years of age or older, stipulates that participating employees may elect an amount up to 100% of their total compensation to contribute to the Plan, not to exceed the maximum allowable by Internal Revenue Service regulations. The Company may make "matching contributions" equal to a discretionary percentage up to 3% of a participant's salary, based on deductions of up to 6% of a participant's salary. All amounts deferred by a participant under the 401(k) Plan's salary reduction feature vest immediately in the participant's account while contributions the Company may make would vest over a five-year period in the participant's account. The Company contribution was approximately $800,000, $600,000 and $300,000 for the years ended October 31, 2005, 2004 and 2003, respectively.

18. QUARTERLY FINANCIAL INFORMATION (unaudited)

Quarterly financial information for fiscal 2005 and 2004 is presented in the following table (in thousands, except per share data):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2005				
Total revenues	$ 66,489	$ 55,831	$ 39,489 (1)	$ 56,043
Cost of sales	38,906	35,377	25,690	33,408
Income (loss) from operations	11,137	4,951	(587)(1)	7,444
Net income (loss)	7,072	3,433	(109)(1)	4,888
Net income (loss) per share, basic	0.24	0.11	(0.00)	0.15
Net income (loss) per share, diluted	0.23	0.11	(0.00)	0.15
2004				
Total revenues	$ 35,575	$ 41,920	$ 47,337	$ 59,661
Cost of sales	22,234	27,181	29,176	36,402
Income from operations	3,067	3,274	4,769	9,990
Net income	3,351	3,399	5,011	35,287 (2)
Net income per share, basic	0.12	0.12	0.17	1.20 (2)
Net income per share, diluted	0.11	0.11	0.16	1.16 (2)

(1) In the third quarter of fiscal 2005, revenues declined due to a build-up of inventory by certain customers.
(2) In the fourth quarter of fiscal 2004, Martek recognized a deferred tax benefit of $25.2 million (see Note 16).

BOARD OF DIRECTORS

Henry Linsert, Jr.
Chairman and Chief Executive Officer

James R. Beery
Senior Of Counsel, Covington & Burling
Former Senior Vice President and General Counsel of GlaxoSmithKline Inc.

Robert J. Flanagan
Executive Vice President
Clark Enterprises, Inc.

Polly B. Kawalek
Former President of Quaker Foods

Jerome C. Keller
Former Senior Vice President, Sales and Marketing of Martek

Gordon S. Macklin
Former Chairman of Hambrecht & Quist Group
Former President of the National Association of Securities Dealers, Inc.

Douglas J. MacMaster, Jr.
Former Senior Vice President of Merck & Co., Inc.

John H. Mahar
President of Hillside Management

Sandra Panem, Ph.D.
Partner in Cross Atlantic Partners

Richard J. Radmer, Ph.D.
Former President and Chief Scientific Officer of Martek

Eugene H. Rotberg
Former Executive Vice President of Merrill Lynch & Co.
Former Treasurer of World Bank

EXECUTIVE OFFICERS

Henry Linsert, Jr.
Chairman and Chief Executive Officer

Steve Dubin
President

David M. Abramson
Senior Vice President, Corporate Development

George P. Barker
Senior Vice President, General Counsel and Secretary

Peter L. Buzy
Chief Financial Officer and Treasurer

Barney B. Easterling
Senior Vice President, Manufacturing

James H. Flatt, Ph.D.
Senior Vice President, Research and Development

Peter A. Nitze
Chief Operating Officer

CORPORATE HEADQUARTERS

Martek Biosciences Corporation
6480 Dobbin Road
Columbia, Maryland 21045
410.740.0081

LEGAL COUNSEL

Hogan & Hartson LLP
111 South Calvert Street
Baltimore, Maryland 21202

INDEPENDENT AUDITORS

Ernst & Young LLP
8484 Westpark Drive
McLean, Virginia 22102

STOCK TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800.368.5948

ANNUAL MEETING

The 2006 Annual Meeting of Stockholders will be held at the Company's headquarters, 6480 Dobbin Road, Columbia, Maryland 21045, on Thursday, March 16, 2006 at 11:00 a.m

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Shareholders may obtain, at no charge, a copy of Martek Biosciences Corporation's Form 10-K, filed with the Securities and Exchange Commission, at the Company's website: www.martekbio.com, or by writing to:

Investor Relations
6480 Dobbin Road
Columbia, Maryland 21045

Martek®

6480 Dobbin Road
Columbia, MD 21045
410.740.0081

Call toll-free for
product ordering
information:
1.888.652.7246

www.martekbio.com